     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 2001

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                               HENRY SCHEIN, INC.

             (Exact name of registrant as specified in its charter)

               DELAWARE                            135 DURYEA ROAD                            11-3136595
   (State or other jurisdiction of             MELVILLE, NEW YORK 11747                    (I.R.S. Employer
            incorporation                           (631) 843-5500                      Identification Number)
           or organization)

                               STANLEY M. BERGMAN
                           CHAIRMAN, CHIEF EXECUTIVE
                             OFFICER AND PRESIDENT
                               HENRY SCHEIN, INC.
                                135 DURYEA ROAD
                            MELVILLE, NEW YORK 11747
                                 (631) 843-5500
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices and agent for service)
                       ----------------------------------

                                   COPIES TO:

       ROBERT A. CANTONE, ESQ.                MICHAEL S. ETTINGER, ESQ.               ALEJANDRO E. CAMACHO, ESQ.
          PROSKAUER ROSE LLP               VICE PRESIDENT, GENERAL COUNSEL        CLIFFORD CHANCE ROGERS & WELLS LLP
            1585 BROADWAY                           AND SECRETARY                          200 PARK AVENUE
       NEW YORK, NEW YORK 10036                   HENRY SCHEIN, INC.                   NEW YORK, NEW YORK 10166
            (212) 969-3000                         135 DURYEA ROAD                          (212) 878-8000
                                               MELVILLE, NEW YORK 11747
                                                    (631) 843-5500

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                         ------------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                 PROPOSED MAXIMUM        PROPOSED MAXIMUM
                                             AMOUNT TO BE       OFFERING PRICE PER      AGGREGATE OFFERING      AMOUNT OF
    TITLE OF SHARES TO BE REGISTERED        REGISTERED(1)            SHARE(2)                PRICE(2)        REGISTRATION FEE
Common Stock, par value $.01 per share...  3,913,593 shares           $32.45               $126,996,093           $31,750

(1) Includes 510,469 shares subject to the underwriters' over-allotment option. Also includes an aggregate of 3,913,593 Common Stock purchase price rights attached to the shares of Common Stock pursuant to the Rights Agreement, dated as of November 30, 1998, between Henry Schein, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent.

(2) Estimated solely for the purpose of calculating the registration fee and based, pursuant to Rule 457(c) of the Securities Act of 1933, upon the average of the high and low prices of the Common Stock on the Nasdaq Stock Market on June 19, 2001.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information contained in this prospectus is not complete and may be changed. We may not sell securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Subject to Completion, dated June 21, 2001

PROSPECTUS

                                3,403,124 Shares

                               HENRY SCHEIN, INC.

                                  Common Stock

             -----------------------------------------------------

This is an offering of shares of common stock of Henry Schein, Inc. All of the shares of the common stock in this offering are being sold by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol HSIC. On June 21, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $33.53 per share.

INVESTING IN THE SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                                           PER SHARE          TOTAL
                                                        ----------------   ------------
Public Offering Price.................................  $                  $
Underwriting Discounts and Commissions................  $                  $
Proceeds to Selling Stockholders......................  $                  $

The selling stockholders have granted the underwriters a 30-day option to purchase up to 510,469 additional shares to cover any over-allotments.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on
or about             , 2001.

--------------------------------------------------------------------------------

                            LEAD BOOKRUNNING MANAGER

                                LEHMAN BROTHERS

                              JOINT LEAD MANAGERS

WILLIAM BLAIR & COMPANY                                     GOLDMAN, SACHS & CO.

                                  CO-MANAGERS

                       UBS WARBURG  TUCKER ANTHONY SUTRO
             CAPITAL MARKETS

June   , 2001

                               TABLE OF CONTENTS

Where You Can Find More Information...      1
Prospectus Summary....................      2
Risk Factors..........................      8
Forward Looking Statements............     13
Use of Proceeds.......................     14
Dividend Policy.......................     14
Market Price for Our Shares...........     14
Capitalization........................     15
Selected Financial Data...............     16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     19
Business..............................     28
Management............................     40
Selling Stockholders..................     43
Description of Capital Stock..........     44
Underwriting..........................     47
Experts...............................     49
Legal Matters.........................     49

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, or in the public reference rooms located in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov".

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act:

    1. Our Annual Report on Form 10-K for the fiscal year ended December 30, 2000 (File No. 0-27028);

    2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001;

    3. The description of our common stock contained in our Registration Statement on Form 8-A dated October 27, 1995; and

    4. The description of the common stock purchase rights contained in our Registration Statement on Form 8-A dated December 15, 1998.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Henry Schein, Inc.
                            135 Duryea Road
                            Melville, New York 11747
                            (631) 843-5500
                            Attention: Michael S. Ettinger, Esq.

    We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the shares offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by the rules of the SEC. Copies of the registration statement, including the omitted portions, are available from the SEC upon payment of prescribed fees. We refer you to the registration statement and the exhibits filed with it for further information. Statements made in this prospectus or the registration statement about the contents of any contract or other document filed as an exhibit to the registration statement may not be complete, and are qualified by the text of that contract or document.

    You should rely only on the information or representations provided or incorporated in this prospectus. We have authorized no one to provide you with different information. The shares are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SOME INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE SECTION ENTITLED "RISK FACTORS", BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

    UNLESS THE CONTEXT INDICATES OTHERWISE, THE TERMS, "WE", "US" AND "OUR" MEAN HENRY SCHEIN, INC. AND ITS SUBSIDIARIES.

                                    BUSINESS

GENERAL

    We are the largest distributor of healthcare products and services to office-based healthcare practitioners in the combined North American and European markets and have operations primarily in North America and Europe. We conduct our business through two segments, healthcare distribution and technology. Our healthcare distribution segment consists of our Dental, Medical, Veterinary and International Groups. Our technology segment consists of our practice management software business and certain other value-added products and services, which are distributed primarily to healthcare professionals in the North American market. We sell products and services to over 400,000 customers, primarily dental practices and dental laboratories, as well as physician practices, veterinary clinics and institutions. We are a leading provider of dental practice management software systems with an installed user base of over 36,000 as of December 30, 2000. We believe that there is strong awareness of the "Henry Schein" name among office-based healthcare practitioners due to our more than 65 years of experience in distributing healthcare products.

    In recent years, we have expanded our management information systems and established strategically located domestic and international distribution centers to enable us to better serve our customers and increase our operating efficiency. We believe that these investments, coupled with our broad product offerings, enable us to provide our customers with a single source of supply for substantially all of their healthcare product needs and provide them with convenient ordering and rapid, accurate and complete order fulfillment.

    Our principal executive offices are located at 135 Duryea Road, Melville, NY 11747 and our telephone number is (631) 843-5500.

INDUSTRY OVERVIEW

    The office-based healthcare practitioner industry in the geographic markets in which we operate is highly fragmented and diverse. Encompassing the dental, medical, and veterinary markets, this industry produces distribution revenues of over $13.0 billion annually. The industry ranges from sole practitioners working out of relatively small offices to group practices or service organizations comprised of a few to a large number of practitioners who have combined or otherwise associated their practices. Due in part to the inability of office-based practitioners to store and manage large quantities of supplies in their offices, the distribution of healthcare supplies and small equipment to office-based practitioners has traditionally been characterized by frequent, small quantity orders, and a need for rapid, reliable and substantially complete order fulfillment. The purchasing decision within an office-based healthcare practice is typically made by the practitioner or by an administrative assistant, and supplies and small equipment are generally purchased from more than one healthcare product distributor. Distributors serving office-based healthcare practitioners generally offer a wide selection of products at competitive prices.

    We believe that consolidation within the supply industry serving office-based healthcare practitioners will result in a number of distributors, particularly companies with limited financial and marketing resources, seeking to combine with larger companies that can provide expansion opportunities. This consolidation may also result in distributors seeking to acquire companies that can enhance their current product offerings and expand the services they can offer or provide opportunities for the distributor to serve a broader customer base.

    In recent years, the healthcare industry has increasingly focused on cost containment. This trend has benefited distributors capable of providing a broad array of products and services at low prices. This trend has also accelerated the growth of HMOs, group practices, other managed care accounts and collective buying groups which, in addition to their emphasis on obtaining products at low prices, tend to favor distributors capable of providing specialized management information support. We believe that the trend towards cost containment has the potential to favorably impact demand for practice management systems and software that can enhance the efficiency and facilitate the management of the practitioner's specific practice.

COMPETITIVE ADVANTAGES

    We believe that our strong competitive position is attributable to a number of factors including the following:

DIRECT SALES AND MARKETING EXPERTISE.

    Our sales and marketing efforts are supported by:

    - more than 65 years of experience in distributing products to healthcare practitioners and more than 35 years of direct marketing experience, resulting in strong awareness of the "Henry Schein" name;

    - an extensive database of approximately 650,000 office-based healthcare practitioners;

    - 1,200 field sales consultants, including equipment sales specialists, covering the North American and European markets; and

    - a team of 730 telesales representatives and an aggressive direct mailing program that helped to distribute over 18.0 million pieces of direct marketing material in 2000 to approximately 650,000 office-based healthcare practitioners.

BROAD PRODUCT OFFERINGS AT LOW PRICES.

    We offer our customers:

    - a single source of supply for virtually all of their product needs;

    - an extensive catalog of approximately 80,000 and 63,000 stockkeeping units to our North American and European customers, respectively; and

    - products at prices typically below those of many of our competitors.

COMMITMENT TO SUPERIOR CUSTOMER SERVICE.

    We provide superior customer service:

    - through 24/7 customer product ordering by mail, fax, telephone, CD-ROM and website;

    - by shipping approximately 99% of all orders in the United States and Canada received before 5:00 p.m. on the same day the order is placed, with approximately 99% of orders being received by the customer within two days after placement of the order; and

    - by shipping approximately 99% of all items ordered in the United States and Canada without back ordering.

LARGE INSTALLED USER BASE OF DENTAL PRACTICE MANAGEMENT SOFTWARE.

    Our installed user base of over 36,000 dental practice management systems provides:

    - significant cross-marketing opportunities with our distribution business;

    - a large customer base for add-on products and services; and

    - the ability to strengthen customer relationships by providing customers with increasingly critical tools for managing their businesses more efficiently and profitably.

INTEGRATED MANAGEMENT INFORMATION SYSTEMS.

    Our management information systems allow us to:

    - manage our growth and deliver superior customer service;

    - properly target customers and manage financial performance; and

    - monitor daily progress relating to sales activity, gross profit, credit and returns, inventory levels, stock balancing, unshipped orders, order fulfillment and other operational statistics.

GROWTH STRATEGY

    Our objective is to continue to be the largest distributor of healthcare products and services to office-based healthcare practitioners. To accomplish this, we will apply our competitive advantages in executing the following strategies:

INCREASE PENETRATION OF OUR EXISTING CUSTOMER BASE.

    We intend to increase account penetration by:

    - utilizing our extensive database to better focus our sales and marketing efforts;

    - focusing on equipment sales and service nationwide and new, innovative value-added service offerings; and

    - increasing our number of field sales consultants.

LEVERAGE OUR VALUE-ADDED PRODUCTS AND SERVICES.

    We intend to leverage our large installed user base of dental practice management software and other value-added services by:

    - increasing cross-marketing efforts with our distribution business; and

    - offering additional software and other value-added products and services, including integrated technologies.

INCREASE THE NUMBER OF CUSTOMERS WE SERVE.

    We intend to increase the number of customers we serve by:

    - leveraging our extensive direct and telesales marketing efforts;

    - increasing our number of field sales consultants;

    - utilizing our management information systems; and

    - expanding into new geographic territories.

PURSUE STRATEGIC ACQUISITIONS AND JOINT VENTURES.

    We will continue to take advantage of the consolidation among healthcare product distributors serving office-based healthcare practitioners by pursuing opportunities to acquire:

    - additional sales that will be channeled through our existing infrastructure;

    - distributor capabilities in new geographic areas; and

    - regional distributors with networks of field sales consultants and/or equipment service technicians.

                                  THE OFFERING

Common stock offered by selling
  stockholders............................  3,403,124 shares

Common stock to be outstanding after this
  offering................................  42,159,488 shares

Over-allotment option.....................  510,469 shares

Nasdaq National Market symbol.............  HSIC

    The common stock to be outstanding after this offering is based on the number of shares outstanding as of June 14, 2001 and excludes 5,093,063 shares that are subject to options and other rights to acquire shares that are currently exercisable.

    Unless otherwise indicated, the information in this prospectus assumes no exercise of the over-allotment option.

                         SUMMARY FINANCIAL INFORMATION

                                                            YEARS ENDED                                    THREE MONTHS ENDED
                              ------------------------------------------------------------------------   -----------------------
                              DECEMBER 28,   DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 30,   MARCH 25,    MARCH 31,
                                  1996           1997           1998           1999           2000          2000         2001
                              ------------   ------------   ------------   ------------   ------------   ----------   ----------
                                                                                                               (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
STATEMENT OF OPERATIONS
  DATA:
  Net sales.................   $1,374,639     $1,698,862     $1,922,851     $2,284,544     $2,381,721    $  554,139   $  593,895
  Gross profit..............      358,092        442,842        523,831        608,596        647,901       149,116      159,357
  Selling, general &
    administrative
    expenses................      314,979        380,233        427,635        489,364        520,288       125,639      131,774
  Merger and integration &
    restructuring
    costs(1)................           --         50,779         56,666         13,467         15,024            --           --
  Operating income..........       43,113         11,830         39,530        105,765        112,589        23,477       27,583
  Net income (loss).........       28,685         (2,184)        16,327         50,312         56,749        11,398       14,132
  Net income (loss) per
    common share:
    Basic...................   $     0.85     $    (0.06)    $     0.42     $     1.24     $     1.38    $     0.28   $     0.34
    Diluted.................   $     0.81     $    (0.06)    $     0.39     $     1.21     $     1.35    $     0.28   $     0.33
  Weighted average shares
    outstanding:
    Basic...................       33,714         37,531         39,305         40,585         41,244        40,715       41,975
    Diluted.................       35,202         37,531         41,549         41,438         42,007        41,084       43,146
PRO FORMA INCOME DATA(2):
  Pro forma net income
    (loss)..................   $   29,023     $   (1,778)    $   13,748             --             --            --           --
  Pro forma net income
    (loss) per common share:
    Basic...................   $     0.86     $    (0.05)    $     0.35             --             --            --           --
    Diluted.................   $     0.82     $    (0.05)    $     0.33             --             --            --           --
  Pro forma average shares
    outstanding:
    Basic...................       33,714         37,531         39,305             --             --            --           --
    Diluted.................       35,202         37,531         41,549             --             --            --           --
SELECTED OPERATING DATA:
  Number of orders shipped..    5,127,000      6,064,000      6,718,000      7,979,000      8,280,000     2,005,830    2,120,930
  Average order size........   $      268     $      280     $      286     $      286     $      288    $      276   $      280
NET SALES BY MARKET DATA:
  Healthcare distribution:
    Dental(3)...............   $  819,898     $  999,671     $1,085,717     $1,047,259     $1,073,889    $  254,307   $  265,495
    Medical.................      341,403        441,110        515,276        715,210        794,880       169,701      195,908
    Veterinary..............       35,336         40,852         48,492         52,050         56,421        13,361       12,766
    International(4)........      147,031        181,278        230,792        403,137        389,946       100,035      102,744
                               ----------     ----------     ----------     ----------     ----------    ----------   ----------
      Total healthcare
        distribution........    1,343,668      1,662,911      1,880,277      2,217,656      2,315,136       537,404      576,913
  Technology(5).............       30,971         35,951         42,574         66,888         66,585        16,735       16,982
                               ----------     ----------     ----------     ----------     ----------    ----------   ----------
                               $1,374,639     $1,698,862     $1,922,851     $2,284,544     $2,381,721    $  554,139   $  593,895
                               ==========     ==========     ==========     ==========     ==========    ==========   ==========
BALANCE SHEET DATA, END OF
  PERIOD:
  Working capital...........   $  290,482     $  312,916     $  403,592     $  428,429     $  423,547    $  431,428   $  432,272
  Total assets..............      668,239        803,946        962,040      1,204,102      1,231,068     1,172,339    1,181,175
  Total debt................       59,404        148,685        209,451        363,624        276,693       349,958      266,631
  Stockholders' equity......      408,877        424,223        463,034        517,867        579,060       526,285      596,960

------------------------------
(1) Merger and integration costs consist primarily of investment banking, legal, accounting and advisory fees, compensation, write-off of duplicate management information systems and other assets, and the impairment of goodwill arising from acquired businesses integrated into our medical and dental businesses, as well as certain other integration costs incurred primarily in connection with the 1997 acquisitions of Sullivan Dental Products, Inc., Micro Bio-Medics, Inc. and Dentrix Dental Systems, Inc. ("Dentrix") and the 1998 acquisition of H. Meer Dental Supply Co., Inc. ("Meer"), which were accounted for under the pooling of interests method of accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition and Joint Venture Strategies" on page 19 of this prospectus and the Consolidated Financial Statements and related notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 30, 2000.

    Restructuring costs consist primarily of employee severance costs, including severance pay and benefits of approximately $7.2 million, facility closing costs, primarily lease termination and asset write-off costs of approximately $4.4 million and professional and consulting fees directly related to the restructuring plan of approximately

    $2.8 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Plan of Restructuring" on page 19 of this prospectus and the Consolidated Financial Statements and related notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 30, 2000.

(2) Reflects the provision for income taxes on previously untaxed earnings of Dentrix as an S corporation of $1.2 million for 1996, and provision for income tax (expense) recoveries on previously untaxed earnings of Meer as an S corporation of $1.5 million, $0.4 million, and $(0.6) million for 1996, 1997 and 1998, respectively, and the pro forma elimination of a net deferred tax asset arising from Meer's conversion from an S corporation to a C corporation of $2.0 million in 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition and Joint Venture Strategies" on page 19 of this prospectus.

(3) Dental consists of our dental business in the United States and Canada.

(4) International consists of our business (primarily dental) outside the United States and Canada, primarily in Europe.

(5) Technology consists of our practice management software business and certain other value-added products and services which are distributed primarily to healthcare professionals in the North American market.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN THE SHARES. THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A "SAFE HARBOR" FOR FORWARD LOOKING STATEMENTS. ANY FORWARD LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS ARE SUBJECT TO, AMONG OTHER THINGS, THE FOLLOWING FACTORS.

THE HEALTHCARE PRODUCTS DISTRIBUTION INDUSTRY IS INTENSELY COMPETITIVE, WHICH COULD PREVENT US FROM ACQUIRING OR KEEPING CUSTOMERS.

    The healthcare products distribution business is intensely competitive. We compete with numerous other companies, including several major manufacturers and distributors. Some of these competitors have greater financial and other resources than we do. Most of our products are available from several sources, and our customers tend to have relationships with several distributors. Unavailability of products, whether due to our inability to gain access to products or interruptions in supply of products from manufacturers could seriously harm our operating results. In addition, competitors could obtain exclusive rights to market particular products. Manufacturers also could increase their efforts to sell directly to end-users, thereby by-passing distributors like us. Consolidation among healthcare products distributors could result in existing competitors increasing their market position through acquisitions or joint ventures, which could seriously harm our operating results. In addition, the emergence of new competitors could seriously harm our operating results.

WE EXPERIENCE FLUCTUATIONS IN QUARTERLY EARNINGS.

    Our business has been subject to seasonal and other quarterly fluctuations. Net sales and operating profits generally have been higher in the fourth quarter due to purchasing patterns of office-based healthcare practitioners and year-end promotions. Net sales and operating profits generally have been lower in the first quarter, primarily due to increased purchases in the prior quarter. Quarterly results may also be adversely affected by a variety of other factors, including:

    - fluctuations in exchange rates associated with international operations;

    - the timing of acquisitions and related costs;

    - the effectiveness of sales and marketing programs; and

    - adverse weather.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO INHERENT RISKS, WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

    During our 2000 fiscal year, approximately $389.9 million, or 16.4%, of our net sales, and $100.5 million, or 15.5%, of our gross profit, was derived from sales to customers located outside the United States and Canada. During the first three months of fiscal year 2001, approximately $102.7 million, or 17.3%, of our net sales, and $25.8 million, or 16.2%, of our gross profit, was derived from sales to customers located outside the United States and Canada. Our international operations are subject to a number of inherent risks, including:

    - difficulties in opening and managing foreign offices and distribution centers;

    - difficulties in establishing channels of distribution;

    - fluctuations in the value of foreign currencies;

    - pricing and other uncertainties related to the introduction of the Euro;

    - longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;

    - import/export duties and quotas; and

    - unexpected regulatory, economic and political changes in foreign markets.

    We cannot assure you that these factors will not harm our operating results.

OUR BUSINESS IS DEPENDENT UPON OUR ABILITY TO HIRE AND RETAIN QUALIFIED SALES REPRESENTATIVES, SERVICE SPECIALISTS AND OTHER SALES AGENTS.

    We must continue to hire, train and retain highly qualified field sales representatives, service specialists and other sales agents in order to operate successfully. Due to the relationships developed between our field sales representatives and their customers, upon the departure of a sales representative we face the risk of losing the representative's customers, especially if the representative becomes a representative of our competitors. We cannot assure you that we will be able to retain or attract qualified personnel in the future. Changes in our compensation program may harm our ability to attract and retain sales representatives.

OUR EXPANSION THROUGH ACQUISITIONS AND/OR JOINT VENTURES INVOLVES SEVERAL RISKS, WHICH COULD RESULT IN A LOSS OF CUSTOMERS, DIVERSION OF MANAGEMENT ATTENTION AND INCREASED DEMANDS ON OUR OPERATIONS, INFORMATION SYSTEMS AND FINANCIAL RESOURCES.

    We have expanded in our domestic and international markets in part through acquisitions and joint ventures, and we expect to continue to make acquisitions and/or enter into joint ventures in the future. Such transactions involve numerous risks, including possible adverse short-term effects on our operating results or the market price of the common stock. Some of our acquisitions and future acquisitions may also give rise to an obligation by us to make contingent payments or to satisfy certain repurchase obligations, which payments could have an adverse financial effect on us. In addition, integrating acquired businesses and joint ventures:

    - may result in a loss of customers or product lines of the acquired businesses or joint ventures;

    - requires significant management attention; and

    - may place significant demands on our operations, information systems and financial resources.

    We cannot assure you that we will be effective in making future acquisitions or entering into joint ventures. Our ability to continue to successfully effect acquisitions and joint ventures will depend upon the following:

    - the availability of suitable acquisition or joint venture candidates at prices acceptable to us;

    - our ability to consummate such transactions; and

    - the availability of financing, in the case of non-stock transactions, on terms acceptable to us.

OUR TECHNOLOGY SEGMENT DEPENDS UPON CONTINUED PRODUCT DEVELOPMENT, TECHNICAL SUPPORT AND MARKETING. FAILURES IN ANY OF THESE AREAS COULD RESULT IN INCREASED EXPENSES AND ADVERSELY AFFECT OUR RELATIONSHIPS WITH CUSTOMERS.

    During our 2000 fiscal year, approximately $66.6 million, or 2.8%, of our net sales, and $46.9 million, or 7.2%, of our gross profit, was derived from our technology segment's value-added products and services, primarily sales of our Easy Dental-Registered Trademark-, Dentrix-Registered Trademark-, and AVImark-Registered Trademark- practice management software and other value-added products and services to United States dental, medical and veterinary office-based healthcare practitioners. During the first three months of fiscal 2001, approximately $17.0 million, or 2.9%, of our net sales, and $12.4 million, or 7.8%, of our gross profit, was derived from such products and services. Competition among companies supplying practice management software is intense and increasing. Our future sales of practice management software will depend on, among other factors:

    - the effectiveness of our sales and marketing programs;

    - our ability to enhance our products; and

    - our ability to provide ongoing technical support to our customers.

    We cannot assure you that we will be successful in introducing and marketing software enhancements or new software, or that such software will be released on time or accepted by the market. Our software products, like software products generally, may contain undetected errors or bugs when first introduced or as new versions are released. We cannot assure you that problems with post-release software errors or bugs will not occur. Any such defective software may result in increased expenses related to the software and could harm our relationships with the customers using such software. We do not have any patents on our software, and rely upon copyright, trademark and trade secret laws; we cannot assure you that such legal protections will be available, enforceable or adequate to protect our software products.

WE RELY UPON THIRD PARTIES TO SHIP PRODUCTS TO OUR CUSTOMERS. INCREASES IN SHIPPING RATES OR INTERRUPTIONS OF SERVICE COULD SERIOUSLY HARM OUR OPERATING RESULTS.

    Shipping is a significant expense in the operation of our business. We ship almost all of our U.S. orders by United Parcel Service, Inc. and other delivery services, and typically bear the cost of shipment. Accordingly, any significant increase in shipping rates could seriously harm our operating results. Similarly, strikes or other service interruptions by such shippers could cause our operating expenses to rise and seriously harm our ability to deliver products on a timely basis.

OUR FUTURE PERFORMANCE IS MATERIALLY DEPENDENT UPON OUR SENIOR MANAGEMENT.

    Our future performance will depend, in part, upon the efforts and abilities of members of our existing senior management, particularly Stanley M. Bergman, Chairman, Chief Executive Officer and President, James P. Breslawski, Executive Vice President, and Steven Paladino, Executive Vice President and Chief Financial Officer. The loss of service of one or more of these persons could harm our business. We have entered into an employment agreement with Mr. Bergman. The success of certain acquisitions and joint ventures made by us may depend, in part, on our ability to retain key management of the acquired businesses or joint ventures.

THE EVOLUTION OF E-COMMERCE COULD AFFECT OUR BUSINESS RELATIONSHIPS AND COULD REQUIRE SIGNIFICANT RESOURCES.

    Traditional healthcare supply and distribution relationships are being challenged by electronic on-line commerce solutions. Our distribution business is characterized by rapid technological developments and intense competition. The rapid evolution of on-line commerce, including business-to-business exchanges, will require us to continuously improve the performance, security, features and reliability of Internet content and technology, particularly in response to competitive offerings.

THE HEALTHCARE INDUSTRY IS EXPERIENCING RAPID CHANGE. IF WE ARE UNABLE TO REACT EFFECTIVELY TO CHANGES IN OUR INDUSTRY, OUR OPERATING RESULTS COULD BE HARMED.

    In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including potential national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies, e-commerce and collective purchasing arrangements among office-based healthcare practitioners. If we are unable to react effectively to these and other changes in the healthcare industry, our operating results could be harmed. We cannot predict whether any significant healthcare reform efforts will be enacted or what effect such reforms might have on us or our customers and suppliers.

WE ARE SUBJECT TO PRODUCT LIABILITY AND OTHER CLAIMS IN THE ORDINARY COURSE OF
  BUSINESS.

    Our business involves a risk of product liability and other claims in the ordinary course of business, and from time to time we are named as a defendant in cases as a result of our distribution of pharmaceutical and other healthcare products. We have insurance policies, including product liability insurance, and in many cases we have indemnification rights from manufacturers of the products we distribute. We cannot assure you that insurance coverage or manufacturers' indemnity will be available in all of the pending or any future cases brought against us, or that an unfavorable result in any such case will not harm us. We cannot assure you that insurance coverage will be available in adequate amounts or at a reasonable cost in the future, or that manufacturers will continue to provide indemnification rights to us. Our ability to recover under insurance or indemnification arrangements is subject to the financial viability of the insurers and manufacturers.

    As of the end of the first fiscal quarter of 2001, we were named a defendant in 68 products liability cases. Of these cases, 52 involve claims made by healthcare workers who claim allergic reactions relating to exposure to latex gloves. In each of these cases, we are alleged to have acted as distributor of brand name and/or "Henry Schein" private brand latex gloves, which were manufactured by third parties.

    In October 1999, a Texas District Court certified a class action in a litigation against us involving Easy Dental-Registered Trademark- practice management software developed by us and sold prior to 1998. The complaint in this case alleges, among other things, negligence, breach of contract, fraud and violations of Texas commercial statutes. After class certification was upheld by the Texas Court of Appeals, we filed a petition for review with the Texas Supreme Court, which has requested that the parties file briefs on the merits. During the appeal of the class certification, a trial on the merits is stayed. Our insurers have denied coverage in this matter.

WE MAY EXPERIENCE PRICING PRESSURES DUE TO REDUCED SPENDING BUDGETS OF
  HEALTHCARE PROVIDERS.

    The cost of a significant portion of medical and dental care in the United States is funded by government and private insurance programs, such as Medicare, Medicaid and corporate health insurance plans. In recent years, government-imposed limits on reimbursement of hospitals and other healthcare providers have significantly impacted spending budgets in certain markets within the healthcare products industry. Private third-party reimbursement plans are also developing increasingly sophisticated methods of controlling healthcare costs through redesign of benefits and exploration of more cost-effective methods of delivering healthcare. Accordingly, we cannot assure you that reimbursement for purchase and use of healthcare products will not be limited or reduced and thereby harm our operating results.

WE MAY BE ADVERSELY AFFECTED BY A TWO-TIER PRICING STRUCTURE WHICH FAVORS
  NON-PROFIT ORGANIZATIONS.

    As a result of the Non-Profit Act of 1944, the medical products industry is subject to a two-tier pricing structure. Under this structure, certain institutions, originally limited to non-profit hospitals, can obtain more favorable prices for medical products than we can. The two-tiered pricing structure continues to expand as many large integrated healthcare providers and others with significant purchasing power demand more favorable pricing terms. Although we are seeking to obtain similar terms from our manufacturers, we cannot assure you that such terms can be obtained. Such a pricing structure, should it persist, may harm our operating results.

WE ARE SUBJECT TO GOVERNMENT REGULATIONS, WHICH COULD ADVERSELY AFFECT OUR
  BUSINESS.

    Our business is subject to requirements under various local, state, Federal and foreign governmental laws and regulations applicable to the manufacture and distribution of pharmaceuticals and medical devices. Among the Federal laws with which we must comply are the Federal Food, Drug, and Cosmetic Act, the Prescription Drug Marketing Act of 1987, and the Controlled Substances Act.

    The Federal Food, Drug, and Cosmetic Act generally regulates the introduction, manufacture, advertising, labeling, packaging, storage, handling, marketing and distribution of, and recordkeeping for, pharmaceuticals and medical devices shipped in interstate commerce.

    The Prescription Drug Marketing Act of 1987, which amended the Federal Food, Drug and Cosmetic Act, established certain requirements applicable to the wholesale distribution of prescription drugs, including the requirement that wholesale drug distributors be registered with the Secretary of Health and Human Services or licensed by each state in which they conduct business in accordance with federally established guidelines on storage, handling and record maintenance.

    Under the Controlled Substances Act, we, as a distributor of controlled substances, are required to obtain annually a registration from the Attorney General in accordance with specified rules and regulations and are subject to inspection by the Drug Enforcement Administration acting on behalf of the Attorney General.

    We are required to maintain licenses and permits for the distribution of pharmaceutical products and medical devices under the laws of the states in which we operate. In addition, our dentist and physician customers are subject to significant governmental regulation. We cannot assure you that regulations that impact dentists' or physicians' practices will not harm our business.

    Our international operations are subject to regulations similar to those described above.

PROVISIONS IN OUR RIGHTS PLAN, CERTIFICATE OF INCORPORATION, BY-LAWS, STOCK OPTION PLANS AND EMPLOYMENT AGREEMENTS MAY DISCOURAGE THIRD PARTY OFFERS TO ACQUIRE US.

    The rights we have issued under our Stockholder Rights Plan may make it more difficult for a third party to acquire us, and may discourage or prevent the consummation of an acquisition of us or our common stock at a price that a majority of our stockholders would be willing to accept.

    Provisions of our certificate of incorporation and by-laws may make it more difficult for a third party to acquire us, may discourage acquisition bids for us, and may limit the price that certain investors might be willing to pay in the future for shares of common stock. These provisions, among other things:

    - require the affirmative vote of the holders of at least 60% of the shares of common stock entitled to vote to approve a merger or a sale, lease, transfer or exchange of all or substantially all of our assets; and

    - require the affirmative vote of the holders of at least 66 2/3% of the shares entitled of common stock to vote to:

       - remove a director;

       - amend or repeal certain provisions of our certificate of incorporation; and

       - amend or repeal our by-laws, except that the board of directors may amend by-laws adopted prior to the 1997 annual meeting of our stockholders.

    In addition, the rights of holders of common stock will be subject to, and may be harmed by, the rights of any holders of our preferred stock that may be issued with rights senior to the rights of the holders of common stock.

    Under certain conditions, the Delaware General Corporation Law prohibits us from engaging in a business combination with a stockholder owning 15% or more of our outstanding voting stock for a period of three years.

    In addition, both our 1994 stock option plan and 1996 non-employee director stock option plan provide for accelerated vesting of stock options upon a change in control, and certain agreements between us and our executive officers provide for cash payments upon a change in control and severance payments if those executive officers are terminated without cause within two years after a change in control.

OUR COMMON STOCK HAS EXPERIENCED MARKET PRICE VOLATILITY.

    The stock market historically has experienced volatility that has particularly affected the market prices of securities of many companies in the healthcare industry, and which sometimes has been unrelated to the operating performances of such companies. These market fluctuations may harm the market price of our common stock. From June 22, 2000, through June 21, 2001, the closing market price of our common stock as reported on the Nasdaq National Market has ranged from a high of $40.20 to a low of $13.63.

FUTURE SALES OF OUR COMMON STOCK MAY AFFECT THE MARKET PRICE OF OUR COMMON
  STOCK.

    Future sales of substantial amounts of common stock (including shares issued upon the exercise of stock options) by our current stockholders (including certain executive officers, employees and our affiliates) after this offering, or the perception that such sales could occur, could harm the market price for our common stock. We have granted certain registration rights in connection with one of the acquisitions, and may grant additional registration rights in connection with future acquisitions.

                           FORWARD LOOKING STATEMENTS

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. Certain information in this prospectus include information that is forward looking, such as our opportunities to increase sales through, among other things, acquisitions; our exposure to fluctuations in foreign currencies; our anticipated liquidity and capital requirements; competitive product and pricing pressures and the ability to gain or maintain share of sales in global markets as a result of actions by competitors; and the results of legal proceedings. The matters referred to in forward looking statements could be affected by the risks and uncertainties involved in our business. These risks and uncertainties include, but are not limited to, the effect of the economic and market conditions, the impact of the consolidation of healthcare practitioners, the impact of healthcare reform, opportunities for acquisitions and our ability to effectively integrate acquired companies, the acceptance and quality of software products, acceptance and ability to manage operations in foreign markets, the ability to maintain favorable supplier arrangements and relationships, possible disruptions in our computer systems or telephone systems, possible increases in shipping rates or interruptions in shipping service, the level and volatility of interest rates and currency values, economic and political conditions in international markets, including civil unrest, government changes and restriction on the ability to transfer capital across borders, the impact of current or pending legislation, regulation and changes in accounting standards and taxation requirements, environmental laws in domestic and foreign jurisdictions, as well as certain other risks described in this prospectus. Subsequent written and oral forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this prospectus.

                                USE OF PROCEEDS

    The sale of common stock in this offering by the selling stockholders will be for their own account, and we will not receive any of the proceeds from such sale.

                                DIVIDEND POLICY

    We do not anticipate paying any cash dividends on our common stock in the foreseeable future; we intend to retain our earnings to finance the expansion of our business and for general corporate purposes. Any payment of dividends will be at the discretion of our Board of Directors and will depend upon the earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends and other factors. Our revolving credit agreement and a note issued in connection with an acquisition in The Netherlands limit the distributions of dividends without the prior written consent of the lenders.

                          MARKET PRICE FOR OUR SHARES

    Our common stock has traded on the Nasdaq National Market since November 1995 under the symbol HSIC. Prior to that time there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock as reported on the Nasdaq National Market.

                                                                HIGH       LOW
                                                              --------   --------
Fiscal Year 1999
  First Quarter.............................................   $46.88     $24.00
  Second Quarter............................................   $35.00     $19.56
  Third Quarter.............................................   $32.13     $13.25
  Fourth Quarter............................................   $15.38     $10.38

Fiscal Year 2000
  First Quarter.............................................   $18.81     $10.75
  Second Quarter............................................   $18.50     $13.12
  Third Quarter.............................................   $20.63     $13.31
  Fourth Quarter............................................   $36.50     $18.59

Fiscal Year 2001
  First Quarter.............................................   $37.44     $27.19
  Second Quarter (through June 21, 2001)....................   $40.57     $30.44

    On June 21, 2001 the last reported sale price for our common stock on the Nasdaq National Market was $33.53 per share. As of June 14, 2001 there were approximately 834 holders of record and an estimated 9,241 beneficial owners of our common stock.

                                 CAPITALIZATION

    The following table sets forth the cash and cash equivalents and the capitalization of our company as of March 31, 2001. Because we are not receiving any of the proceeds from this offering, no adjustment to the balance sheet is shown to reflect this offering.

                                                                   AS OF
                                                              MARCH 31, 2001
                                                              ---------------
                                                              (IN THOUSANDS)
Cash and cash equivalents...................................      $ 38,112
                                                                  ========
Debt:
  Bank credit lines.........................................      $  7,831
  Long-term debt (including current portion)................       258,800
                                                                  --------
    Total debt..............................................      $266,631
                                                                  ========

Stockholders' equity:
  Common stock, $0.01 par value, authorized: 120,000,000;
    issued and outstanding: 42,273,097......................      $    423
  Additional paid-in capital................................       382,299
  Retained earnings.........................................       239,161
  Accumulated comprehensive loss............................       (23,332)
  Treasury stock............................................        (1,156)
  Other.....................................................          (435)
                                                                  --------
    Total stockholders' equity..............................      $596,960
                                                                  ========
    Total capitalization....................................      $863,591
                                                                  ========

                            SELECTED FINANCIAL DATA

    The following selected financial data with respect to our financial position and our results of operations for each of the five years in the period ended December 30, 2000 and for the three months ended March 25, 2000 and March 31, 2001, set forth below has been derived from our consolidated financial statements. The selected financial data presented below should be read in conjunction with the Consolidated Financial Statements and related notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 30, 2000, our Quarterly Report on Form 10-Q for the three months ended March 31, 2001, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 19 of this prospectus. The Selected Operating Data and all data as of and for the three months ended March 25, 2000 and March 31, 2001 presented below have not been audited.

    Certain prior year and March 25, 2000 amounts have been reclassified to conform the current presentation as discussed in our Annual Report on Form 10-K for the fiscal year ended December 30, 2000 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001.

                                                           YEARS ENDED                                    THREE MONTHS ENDED
                             ------------------------------------------------------------------------   -----------------------
                             DECEMBER 28,   DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 30,   MARCH 25,    MARCH 31,
                                 1996           1997           1998           1999           2000          2000         2001
                             ------------   ------------   ------------   ------------   ------------   ----------   ----------
                                                                                                              (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)
STATEMENTS OF OPERATIONS
  DATA:
Net sales..................   $1,374,639     $1,698,862     $1,922,851     $2,284,544     $2,381,721    $  554,139   $  593,895
Gross profit...............      358,092        442,842        523,831        608,596        647,901       149,116      159,357
Selling, general and
  administrative
  expenses.................      314,979        380,233        427,635        489,364        520,288       125,639      131,774
Merger and integration
  costs(1).................           --         50,779         56,666         13,467            585            --           --
Restructuring costs(2).....           --             --             --             --         14,439            --           --
Operating income...........       43,113         11,830         39,530        105,765        112,589        23,477       27,583
Other income (expense)--
  net......................        2,829          1,085         (3,516)       (15,982)       (16,055)       (4,907)      (4,481)
Income before taxes on
  income, minority interest
  and equity in earnings
  (losses) of affiliates...       45,942         12,915         36,014         89,783         96,534        18,570       23,102
Taxes on income............       18,606         17,670         20,325         35,589         36,150         6,778        8,548
Minority interest in net
  income (loss) of
  subsidiaries.............          246           (430)           145          1,690          1,757           488          531
Equity in earnings (losses)
  of affiliates............        1,595          2,141            783         (2,192)        (1,878)           94          109
Net income (loss)..........       28,685         (2,184)        16,327         50,312         56,749        11,398       14,132
Net income (loss) per
  common share:
  Basic....................   $     0.85     $    (0.06)    $     0.42     $     1.24     $     1.38    $     0.28   $     0.34
  Diluted..................   $     0.81     $    (0.06)    $     0.39     $     1.21     $     1.35    $     0.28   $     0.33
Weighted average shares
  outstanding:
  Basic....................       33,714         37,531         39,305         40,585         41,244        40,715       41,975
  Diluted..................       35,202         37,531         41,549         41,438         42,007        41,084       43,146
PRO FORMA DATA(3):
Pro forma net income
  (loss)...................   $   29,023     $   (1,778)    $   13,748             --             --            --           --
Pro forma net income (loss)
  per common share:
  Basic....................   $     0.86     $    (0.05)    $     0.35             --             --            --           --
  Diluted..................   $     0.82     $    (0.05)    $     0.33             --             --            --           --
Pro forma average shares
  outstanding:
  Basic....................       33,714         37,531         39,305             --             --            --           --
  Diluted..................       35,202         37,531         41,549             --             --            --           --
SELECTED OPERATING DATA:
Number of orders shipped...    5,127,000      6,064,000      6,718,000      7,979,000      8,280,000     2,005,830    2,120,930
Average order size.........   $      268     $      280     $      286     $      286     $      288    $      276   $      280
NET SALES BY MARKET DATA:
Healthcare distribution:
  Dental(4)................   $  819,898     $  999,671     $1,085,717     $1,047,259     $1,073,889    $  254,307   $  265,495
  Medical..................      341,403        441,110        515,276        715,210        794,880       169,701      195,908
  Veterinary...............       35,336         40,852         48,492         52,050         56,421        13,361       12,766
  International(5).........      147,031        181,278        230,792        403,137        389,946       100,035      102,744
                              ----------     ----------     ----------     ----------     ----------    ----------   ----------
    Total healthcare
      distribution.........    1,343,668      1,662,911      1,880,277      2,217,656      2,315,136       537,404      576,913
  Technology(6)............       30,971         35,951         42,574         66,888         66,585        16,735       16,982
                              ----------     ----------     ----------     ----------     ----------    ----------   ----------
                              $1,374,639     $1,698,862     $1,922,851     $2,284,544     $2,381,721    $  554,139   $  593,895
                              ==========     ==========     ==========     ==========     ==========    ==========   ==========

                                                              AS OF                                              AS OF
                             ------------------------------------------------------------------------   -----------------------
                             DECEMBER 28,   DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 30,   MARCH 25,    MARCH 31,
                                 1996           1997           1998           1999           2000          2000         2001
                             ------------   ------------   ------------   ------------   ------------   ----------   ----------
                                                                                                              (UNAUDITED)
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital               $  290,482     $  312,916     $  403,592     $  428,429     $  423,547    $  431,428   $  432,272
Total assets                     668,239        803,946        962,040      1,204,102      1,231,068     1,172,339    1,181,175
Total debt                        59,404        148,685        209,451        363,624        276,693       349,958      266,631
Stockholders' equity             408,877        424,223        463,034        517,867        579,060       526,285      596,960

------------------------------

(1) Merger and integration costs consist primarily of investment banking, legal, accounting and advisory fees, compensation, write-off of duplicate management information systems and other assets, and the impairment of goodwill arising from acquired businesses integrated into our medical and dental businesses, as well as certain other integration costs incurred primarily in connection with the 1997 acquisitions of Sullivan Dental Products, Inc., Micro Bio-Medics, Inc. and Dentrix Dental Systems, Inc. ("Dentrix") and the 1998 acquisition of H. Meer Dental Supply Co., Inc. ("Meer"), which were accounted for under the pooling of interests method of accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition and Joint Venture Strategies" on page 19 of this prospectus and the Consolidated Financial Statements and related notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 30, 2000.

(2) Restructuring costs consist primarily of employee severance costs, including severance pay and benefits of approximately $7.2 million, facility closing costs, primarily lease termination and asset write-off costs of approximately $4.4 million and professional and consulting fees directly related to the restructuring plan of approximately $2.8 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Plan of Restructuring" on page 19 of this prospectus and the Consolidated Financial Statements and related notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 30, 2000.

(3) Reflects the provision for income taxes on previously untaxed earnings of Dentrix as an S corporation of $1.2 million for 1996, and provision for income tax (expense) recoveries on previously untaxed earnings of Meer as an S corporation of $1.5 million, $0.4 million, and $(0.6) million for 1996, 1997 and 1998, respectively, and the pro forma elimination of a net deferred tax asset arising from Meer's conversion from an S corporation to a C corporation of $2.0 million in 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition and Joint Venture Strategies" on page 19 of this prospectus.

(4) Dental consists of our dental business in the United States and Canada.

(5) International consists of our business (primarily dental) outside the United States and Canada, primarily in Europe.

(6) Technology consists of our practice management software business and certain other value-added products and services, which are distributed primarily to healthcare professionals in the North American market.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following discussion and analysis of our consolidated financial condition and consolidated results of operations should be read in conjunction with our consolidated financial statements and related notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2000 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2001.

PLAN OF RESTRUCTURING

    On August 1, 2000, we announced a comprehensive restructuring plan designed to improve customer service and increase profitability by maximizing the efficiency of our infrastructure. In addition to closing or downsizing certain facilities, this world-wide initiative included the elimination of approximately 300 positions, including open positions, or approximately 5% of the total workforce throughout all levels within the organization.

    Estimated annual cost savings from the restructuring plan are expected to be approximately $20.0 million on a pre-tax basis ($12.0 million after taxes), equating to approximately $0.29 per diluted share. The restructuring plan was implemented over the last five months of 2000 and was substantially completed at December 30, 2000.

    For the year ended December 30, 2000, we incurred one-time restructuring costs of approximately $14.4 million, $9.3 million after taxes, or approximately $0.22 per diluted share, consisting primarily of: employee severance costs, including severance pay and benefits of approximately $7.2 million; facility closing costs, primarily lease termination and asset write-off costs of approximately $4.4 million; and outside professional and consulting fees directly related to the restructuring plan of approximately $2.8 million.

BUSINESS DISPOSITIONS

    In an ongoing effort to enhance the focus of our core distribution business in Europe, one of our United Kingdom subsidiaries sold its software development business unit on November 27, 2000. The United Kingdom subsidiary will continue to distribute such practice management systems, but will no longer be responsible for development and technical support of the systems. The sale of this practice management software development business unit resulted in a non-recurring loss of approximately $1.6 million, or approximately $0.04 per diluted share.

    On October 23, 2000, we announced the sale of our 50% interest in dental anesthetic manufacturer, HS Pharmaceutical Inc., which owns Novocol Pharmaceutical of Canada, Inc., to the then current co-owner, Deproco, Inc. We incurred a non-recurring net charge of approximately $1.9 million, or approximately $0.05 per diluted share, in connection with the sale. Novocol was an unconsolidated affiliate and was our only manufacturing business.

ACQUISITION AND JOINT VENTURE STRATEGIES

    Our results of operations in recent years have been significantly impacted by strategies and transactions that we have undertaken to expand our business, both domestically and internationally, in part to address significant changes in the healthcare industry, including potential national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies and collective purchasing arrangements.

    During the fiscal year ended December 30, 2000, we completed the acquisition of two healthcare distribution businesses and one technology business, none of which were considered material either individually or in the aggregate. Of the three completed acquisitions, two were accounted for under the purchase method of accounting and the remaining acquisition was accounted for under the pooling of interests method of accounting. We issued 465,480 shares of our common stock, with an aggregate value of approximately $7.9 million, in connection with the pooling transaction. The transactions completed under the purchase method of accounting have been included in the consolidated financial statements from their respective acquisition dates. The pooling transaction was not material and, accordingly, prior period financial statements have not been restated. Results of the acquired company have been included in the consolidated financial statements from the beginning of the second quarter of 2000.

    During the year ended December 25, 1999, we completed the acquisition of eight healthcare distribution businesses and one technology business. The completed acquisitions included General Injectables and Vaccines, Inc., which we refer to as GIV, through the purchase of all of the outstanding common stock of Biological & Popular Culture, Inc., and the international dental, medical and veterinary healthcare distribution businesses of Heiland Holding GmbH, which we refer to as the Heiland Group. GIV, which had 1998 net sales of approximately $120.0 million, is a leading independent direct marketer of vaccines and other injectable products to office-based practitioners in the United States. The Heiland Group, the largest direct marketer of healthcare supplies to office-based practitioners in Germany, had 1998 net sales of approximately
$130.0 million. The acquisition agreements for GIV and the Heiland Group provide for additional cash consideration of up to $20.0 million per year through 2004, not to exceed $75.0 million in total, and $3.9 million per year through 2001, respectively, to be paid if certain sales and profitability targets are met. The GIV acquisition agreement also provided for additional cash consideration of $4.1 million based upon sales of new products, as defined, of which $1.2 million was paid during fiscal year 2000. The remaining seven acquisitions had combined net sales of approximately $74.0 million for 1998. Six of the acquisitions were accounted for under the purchase method of accounting, while the remaining acquisition was accounted for under the pooling of interests method of accounting. Results of operations of the business acquisitions accounted for under the purchase method of accounting have been included in the consolidated financial statements commencing with the acquisition dates. The total cash purchase price paid for the acquisitions accounted for under the purchase method of accounting was approximately $137.2 million. The excess of the acquisition costs over the fair value of identifiable assets is being amortized on a straight-line basis over 30 years. We issued 189,833 shares of our common stock with an aggregate market value of $6.4 million in connection with the pooling transaction. The pooling transaction was not material and, accordingly, prior period financial statements have not been restated. Results of the acquired company have been included in the consolidated financial statements from the beginning of the quarter in which the acquisition occurred.

    During the fiscal year ended December 26, 1998, we completed the acquisition of five healthcare distribution businesses. The 1998 completed acquisitions included two dental supply companies, the most significant of which was H. Meer Dental Supply Co., Inc., which we refer to as Meer, a leading full-service dental distributor serving dentists, dental laboratories and institutions throughout the United States, with 1997 annual net sales of approximately
$180.0 million. Combined, Meer and the other dental company had approximately $212.0 million in aggregate net sales for 1997. The completed acquisitions also included two medical supply companies with aggregate net sales for 1997 of approximately $37.0 million, and one international dental distribution business with 1997 net sales of approximately $16.0 million. Of the five completed acquisitions, four (including Meer) were accounted for under the pooling of interests method, and the remaining acquisition of a 50.1% interest was accounted for under the purchase method of accounting. The historical financial statements were restated to give retroactive effect only to the Meer transaction, as the remaining three pooling transactions were not material and were included in the consolidated financial statements from the beginning of the quarter in which the acquisitions occurred. Results of operations of the business acquisition accounted for under the purchase method of accounting have been included in the consolidated financial statements commencing with the acquisition date.

    We issued 2,973,680 shares, 347,063 shares and 121,000 shares of our common stock, with an aggregate value of approximately $151.1 million, in connection with three of the 1998 pooling transactions. Prior to our acquisition of Meer, Meer elected to be treated as an S corporation under the Internal Revenue Code, and accordingly, was not subject to taxation at the corporate level. Pro forma adjustments have been made to reflect a provision for income taxes for each period presented and the elimination of a deferred tax benefit arising from Meer's conversion from an S corporation to a C corporation.

    Additionally, in connection with one of the 1998 dental supply company acquisitions accounted for under the pooling of interests method of accounting, we issued shares of a subsidiary, with rights equivalent to those of our common stock, which are exchangeable into 603,500 shares of our common stock, at each stockholders' option, and had an aggregate value of approximately
$24.0 million. The total cash purchase price for the 1998 acquisition accounted for under the purchase method of accounting was approximately $6.8 million. The excess of the acquisition costs over the fair value of identifiable net assets acquired are being amortized on a straight-line basis over 30 years.

    In connection with the 2000, 1999 and 1998 acquisitions, we incurred merger and integration costs of approximately $0.6 million, $13.5 million and $56.7 million, respectively. Net of taxes, merger and integration costs were approximately $0.01, $0.23, and $1.06 per share, on a diluted basis, respectively. Merger and integration costs for the healthcare distribution and technology segments were $0.0 million and $0.6 million for 2000, $13.5 million and $0.0 million for 1999 and $55.7 million and $1.0 million for 1998, respectively. Merger and integration costs consist primarily of investment banking, legal, accounting and advisory fees, severance, impairment of goodwill arising from acquired businesses integrated into our medical and dental businesses, as well as other integration costs associated with these mergers.

    Excluding the merger and integration costs and restructuring costs, and the losses on the disposals of HS Pharmaceutical and the United Kingdom software development business unit, and including pro forma adjustments, pro forma net income and pro forma net income per common share, on a diluted basis, would have been $70.1 million and $1.67, respectively, for the year ended December 30, 2000, $59.8 million and $1.44, respectively, for the year ended December 25, 1999 and $57.8 million and $1.39, respectively, for the year ended December 26, 1998.

FLUCTUATIONS IN QUARTERLY EARNINGS

    Our business has been subject to seasonal and other quarterly fluctuations. Net sales and operating profits generally have been higher in the fourth quarter due to purchasing patterns of office-based healthcare practitioners and year-end promotions. Net sales and operating profits generally have been lower in the first quarter, primarily due to increased purchases in the prior quarter. Our quarterly results may also be adversely affected by a variety of other factors, including fluctuations in exchange rates associated with international operations, the timing of acquisitions and related costs, the effectiveness of sales and marketing programs and adverse weather conditions.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated net sales, gross profit and certain supplemental non-GAAP data. Percentages are calculated on related net sales.

    Certain prior year and March 25, 2000 amounts have been reclassified to conform the current presentation as discussed in the Consolidated Financial Statements and related notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 30, 2000 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001.

                                                       YEARS ENDED                                    THREE MONTHS ENDED
                               ------------------------------------------------------------   -----------------------------------
                                  DECEMBER 26,         DECEMBER 25,         DECEMBER 30,         MARCH 25,          MARCH 31,
                                      1998                 1999                 2000                2000               2001
                               ------------------   ------------------   ------------------   ----------------   ----------------
                                                                                                          (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE DATA)
NET SALES BY SEGMENT DATA:
Healthcare distribution:
  Dental(1)..................  $1,085,717    56.5%  $1,047,259    45.9%  $1,073,889    45.0%  $254,307    45.9%  $265,495    44.7%
  Medical....................     515,276    26.8%     715,210    31.3%     794,880    33.4%   169,701    30.6%   195,908    33.0%
  Veterinary.................      48,492     2.5%      52,050     2.3%      56,421     2.4%    13,361     2.4%    12,766     2.1%
  International(2)...........     230,792    12.0%     403,137    17.6%     389,946    16.4%   100,035    18.1%   102,744    17.3%
                               ----------   -----   ----------   -----   ----------   -----   --------   -----   --------   -----
  Total healthcare
    distribution.............   1,880,277    97.8%   2,217,656    97.1%   2,315,136    97.2%   537,404    97.0%   576,913    97.1%
Technology(3)................      42,574     2.2%      66,888     2.9%      66,585     2.8%    16,735     3.0%    16,982     2.9%
                               ----------   -----   ----------   -----   ----------   -----   --------   -----   --------   -----
  Total......................  $1,922,851   100.0%  $2,284,544   100.0%  $2,381,721   100.0%  $554,139   100.0%  $593,895   100.0%
                               ==========   =====   ==========   =====   ==========   =====   ========   =====   ========   =====
GROSS PROFIT BY SEGMENT DATA:
Healthcare distribution......  $  490,442    26.1%  $  563,107    25.4%  $  601,036    26.0%  $137,822    25.6%  $146,972    25.5%
Technology...................      33,389    78.4%      45,489    68.0%      46,865    70.4%    11,294    67.5%    12,385    72.9%
                               ----------   -----   ----------   -----   ----------   -----   --------   -----   --------   -----
  Total......................  $  523,831    27.2%  $  608,596    26.6%  $  647,901    27.2%  $149,116    26.9%  $159,357    26.8%
                               ==========   =====   ==========   =====   ==========   =====   ========   =====   ========   =====
SUPPLEMENTAL NON-GAAP DATA:
Adjusted operating income by
  Segment Data:
  Healthcare
  distribution(4)............  $   79,871     4.3%  $   93,934     4.2%  $  102,953     4.4%  $ 17,343     3.2%  $ 21,055     3.6%
  Technology(5)..............      16,325    38.3%      25,298    37.8%      24,660    37.0%     6,134    36.7%     6,528    38.4%
                               ----------   -----   ----------   -----   ----------   -----   --------   -----   --------   -----
  Total......................  $   96,196     5.0%  $  119,232     5.2%  $  127,613     5.4%  $ 23,477     4.2%  $ 27,583     4.6%
                               ==========   =====   ==========   =====   ==========   =====   ========   =====   ========   =====
Adjusted net income and
  earnings per share(6):
  Adjusted net income........  $   57,823           $   59,796           $   70,147           $ 11,398           $ 14,132
  Adjusted earnings per
  share:
  Basic......................  $     1.47           $     1.47           $     1.70           $   0.28           $   0.34
  Diluted....................  $     1.39           $     1.44           $     1.67           $   0.28           $   0.33

------------------------------

(1) Dental consists of our dental business in the United States and Canada.

(2) International consists of our business (primarily dental) outside the United States and Canada, primarily in Europe.

(3) Technology consists of our practice management software business and certain other value-added products and services which are distributed primarily to healthcare professionals in the North American market.

(4) Excludes merger and integration, and restructuring costs of $55.7 million, $13.5 million and $14.1 million in 1998, 1999 and 2000, respectively.

(5) Excludes merger and integration, and restructuring costs of $1.0 million, $0.0 million and $1.0 million in 1998, 1999, and 2000, respectively.

(6) Adjusted net income and earnings per share reflects the following adjustments: (i) for 1998, a pro forma adjustment to record a provision for income taxes on previously untaxed earnings of Meer as an S corporation of $0.6 million, the pro forma elimination of a net deferred tax asset arising from Meer's conversion from a S corporation to a C corporation of $2.0 million, and the elimination of merger and integration costs of $56.7 million and the related tax benefit of $12.6 million; (ii) for 1999, the elimination of merger and integration costs of $13.5 million and the related tax benefit of $4.0 million; and (iii) for 2000, the elimination of merger and integration costs of $0.6 million, the elimination of restructuring costs of $14.5 million and related tax benefits of $5.2 million, the loss on the disposal of our United Kingdom software development business unit of $1.6 million, and the loss on the disposal of our 50% interest in dental anesthetic manufacturer, HS Pharmaceutical Inc. of $1.9 million. There were no adjustments recorded in the three months ended March 25, 2000 and March 31, 2001.

    We have included adjusted operating income, adjusted net income and adjusted earnings per share to provide additional information related to our results of operations by eliminating the impact of these expenses or benefits. Adjusted operating income, adjusted net income and adjusted earnings per share should not be considered as an alternative measurement of our operating results, which were prepared in accordance with generally accepted accounting principles (GAAP).

THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 25, 2000

    Net sales increased $39.8 million, or 7.2%, to $593.9 million for the three months ended March 31, 2001 from $554.1 million for the three months ended
March 25, 2000. Of the $39.8 million increase, approximately $39.5 million, or 99.2%, represented a 7.4% increase in our healthcare distribution business. As part of this increase, approximately $26.2 million represented a 15.4% increase in our medical business, $11.2 million represented a 4.4% increase in our dental business, $2.7 million represented a 2.7% increase in our international business, and $(0.6) million represented a 4.5% decrease in our veterinary business. The increase in medical net sales was primarily attributable to increased sales to core physician office and alternate care markets. In the dental market, the increase in net sales was primarily due to increased account penetration. In the international market, the increase in net sales was primarily due to increased account penetration in Spain, France, Germany and the United Kingdom, and was offset by unfavorable foreign exchange rates to the U.S. dollar. In the veterinary market, the decrease in net sales was primarily due to a loss of a product line. The remaining increase in first quarter 2001 net sales was due to the technology business, which increased $0.3 million, or 1.8%, to $17.0 million for the three months ended March 31, 2001, from $16.7 million for the three months ended March 25, 2000. The increase in technology and value-added product net sales was primarily due to increased sales of practice management software products and related services.

    Gross profit increased by $10.3 million, or 6.9%, to $159.4 million for the three months ended March 31, 2001 from $149.1 million for the three months ended March 25, 2000. Gross profit margin decreased 0.1% to 26.8% from 26.9% for the same period last year. Healthcare distribution gross profit increased
$9.2 million, or 6.7%, to $147.0 million for the three months ended March 31, 2001 from $137.8 million for the three months ended March 25, 2000. Healthcare distribution gross profit margin decreased by 0.1% to 25.5% for the three months ended March 31, 2001 from 25.6% for the three months ended March 25, 2000, primarily due to changes in sales mix. Technology and value added services gross profit increased by $1.1 million or 9.7% to $12.4 million for the three months ended March 31, 2001 from $11.3 million for the three months ended March 25, 2000. Technology and value-added services gross profit margin increased by 5.2% to 72.9% for the three months ended March 31, 2001 from 67.7% for the three months ended March 25, 2000, also primarily due to changes in sales mix.

    Selling, general and administrative expenses increased by $6.2 million, or 4.9%, to $131.8 million for the three months ended March 31, 2001 from $125.6 million for the three months ended March 25, 2000. Selling and shipping expenses increased by $1.5 million, or 2.0%, to $77.6 million for the three months ended March 31, 2001 from $76.1 million for the three months ended
March 25, 2000. As a percentage of net sales, selling and shipping expenses decreased 0.6% to 13.1% for the three months ended March 31, 2001 from 13.7% for the three months ended March 25, 2000. The decrease was primarily due to reductions in payroll expense associated with our restructuring program. General and administrative expenses increased $4.7 million, or 9.5%, to $54.2 million for the three months ended March 31, 2001 from $49.5 million for the three months ended March 25, 2000. As a percentage of net sales, general and administrative expenses increased 0.2% to 9.1% for the three months ended
March 31, 2001 from 8.9% for the three months ended March 25, 2000. The increase was primarily due to higher depreciation expense associated with increased capital expenditures.

    Other income (expense)--net decreased by $0.4 million, to an expense of $4.5 million for the three months ended March 31, 2001, compared to an expense of $4.9 million for the three months ended March 25, 2000, due primarily to less interest expense on lower long-term debt and bank credit line balances.

    For the three months ended March 31, 2001, our effective tax rate was 37.0%. The difference between our effective tax rate and the Federal statutory rate relates primarily to state income taxes. For the three months ended March 25, 2000, our effective tax rate was 36.5%. The difference between our effective tax rate and the Federal statutory rate of 35% relates primarily to state income taxes.

2000 COMPARED TO 1999

    Net sales increased $97.2 million, or 4.3%, to $2,381.7 million in 2000 from $2,284.5 million in 1999. Of the $97.2 million increase, approximately
$97.5 million, or 100.3%, represented a 4.4% increase in our healthcare distribution business. As part of this increase, approximately $79.7 million represented a 11.1% increase in our medical business, $26.6 million represented a 2.5% increase in our dental business, $4.4 million represented a 8.4% increase in our veterinary business, and $13.2 million represented a 3.3% decrease in our international business. The increase in medical net sales was primarily attributable to increased sales to core physician office and alternate care markets. In the dental market, the increase in net sales was primarily due to increased account penetration. In the veterinary market, the increase in net sales was primarily due to increased account penetration. In the international market, the decrease in net sales was primarily due to unfavorable exchange rate translation adjustments. Had net sales for the international market been translated at the same exchange rates in 1999, net sales would have increased by 8.4%. The remaining decrease in 2000 net sales was due to the technology business, which decreased $0.3 million, or 0.3%, to $66.6 million for 2000, from $66.9 million for 1999. The decrease in technology and value-added product net sales was primarily due to a decrease in practice management software sales, which was exceptionally strong in 1999 primarily due to Year 2000 conversions.

    Gross profit increased by $39.3 million, or 6.5%, to $647.9 million in 2000, from $608.6 million in 1999. Gross profit margin increased by 0.6% to 27.2% from 26.6% last year. Healthcare distribution gross profit increased by $37.9 million, or 6.7%, to $601.0 million in 2000, from $563.1 million in 1999. Healthcare distribution gross profit margin increased by 0.6%, to 26.0%, from 25.4% last year primarily due to changes in sales mix. Technology gross profit increased by $1.4 million, or 3.0%, to $46.9 million in 2000, from $45.5 million in 1999. Technology gross profit margin increased by 2.4%, to 70.4%, from 68.0% last year also primarily due to changes in sales mix.

    Selling, general and administrative expenses increased by $30.9 million, or 6.3%, to $520.3 million in 2000 from $489.4 million in 1999. Selling and shipping expenses increased by $9.7 million, or 3.2%, to $310.6 million in 2000 from $300.9 million in 1999. As a percentage of net sales, selling and shipping expenses decreased 0.2% to 13.0% in 2000 from 13.2% in 1999. This decrease was primarily due to improvement in our distribution efficiencies resulting from the leveraging of our distribution infrastructure. General and administrative expenses increased $21.2 million, or 11.2%, to $209.7 million in 2000 from $188.5 million in 1999, primarily as a result of acquisitions. As a percentage of net sales, general and administrative expenses increased 0.5% to 8.8% in 2000 from 8.3% in 1999.

    Other income (expense)--net changed by $0.1 million, to an expense of $16.1 million for the year ended December 30, 2000 from an expense of $16.0 million for 1999 primarily due to the non-recurring loss of approximately $1.6 million or approximately $0.04 per diluted share from the sale of our software development unit in the United Kingdom and lower interest income on accounts receivable balances, offset by a decrease in interest expense resulting from a decrease in average borrowings.

    Equity in losses of affiliates decreased $0.3 million or 13.6%, to a loss of $1.9 million in 2000 from a loss of $2.2 million in 1999. The net increase is primarily due to increased earnings from an affiliate offset by a non-recurring net loss of approximately $1.9 million, or approximately $0.05 per diluted share from the sale of our interest in the HS Pharmaceutical during the fourth quarter of 2000.

    For 2000, our effective tax rate was 37.4%. Excluding merger and integration costs, the majority of which are not deductible for income tax purposes, our effective tax rate would have been 37.3%. The difference between our effective tax rate, excluding merger and integration costs, and the Federal statutory rate of 35% relates primarily to state income taxes.

    For 1999, our effective tax rate was 39.6%. Excluding merger and integration costs, the majority of which are not deductible for income tax purposes, our effective tax rate would have been 38.3%. The difference between our effective tax rate, excluding merger and integration costs, and the Federal statutory rate of 35% relates primarily to state income taxes.

1999 COMPARED TO 1998

    Net sales increased $361.7 million, or 18.8%, to $2,284.5 million in 1999 from $1,922.8 million in 1998. Of the $361.7 million increase, approximately $337.4 million, or 93.3%, represented a 17.9% increase in our healthcare distribution business. As part of this increase, approximately $200.0 million represented a 38.8% increase in our medical business, $172.3 million represented a 74.7% increase in our international business, $3.5 million represented a 7.3% increase in our veterinary business, and a decrease of $38.4 million represented a 3.5% decrease in our dental business. The increase in medical net sales was primarily attributable to telesales and direct marketing activities, acquisitions, and increased sales to hospitals. In the international market, the increase in net sales was primarily due to acquisitions in Germany and the United Kingdom, and increased account penetration in the United Kingdom, Belgium, Spain and France. In the veterinary market, the increase in net sales was primarily due to increased account penetration. The decrease in dental net sales was primarily due to sales erosion related to the Meer acquisition and a reduction in dental equipment sales. The remaining increase in 1999 net sales was due to the technology business, which increased $24.3 million, or 57.0%, to $66.9 million for 1999, from $42.6 million for 1998. The increase in technology and value-added product net sales was primarily due to increased practice management software sales and an acquisition.

    Gross profit increased by $84.8 million, or 16.2%, to $608.6 million in 1999, from $523.8 million in 1998. Gross profit margin decreased by 0.6% to 26.6% from 27.2% last year. Healthcare distribution gross profit increased by $72.7 million, or 14.8%, to $563.1 million in 1999, from $490.4 million in 1998.
Healthcare distribution gross profit margin decreased by 0.7%, to 25.4%, from 26.1% last year primarily due to changes in sales mix and lower manufacturers rebates as a result of reduced annual sales. Technology gross profit increased by $12.1 million, or 36.2%, to $45.5 million in 1999, from $33.4 million in 1998. Technology gross profit margin decreased by 10.4%, to 68.0%, from 78.4% last year primarily due to changes in sales mix.

    Selling, general and administrative expenses increased by $61.8 million, or 14.4%, to $489.4 million in 1999 from $427.6 million in 1998. Selling and shipping expenses increased by $30.4 million, or 11.2%, to $300.9 million in 1999 from $270.5 million in 1998. As a percentage of net sales, selling and shipping expenses decreased 0.9% to 13.2% in 1999 from 14.1% in 1998. This decrease was primarily due to improvement in our distribution efficiencies resulting from the leveraging of our distribution infrastructure. General and administrative expenses increased $31.4 million, or 20.0%, to $188.5 million in 1999 from $157.1 million in 1998, primarily as a result of acquisitions. As a percentage of net sales, general and administrative expenses increased 0.1% to 8.3% in 1999 from 8.2% in 1998.

    Other income (expense)--net changed by $12.5 million, to an expense of $16.0 million for the year ended December 25, 1999 from an expense of $3.5 million for 1998 due to an increase in interest expense resulting from an increase in average borrowings and, to a lesser extent, an increase in interest rates, offset by higher interest income on notes receivable and accounts receivable balances.

    Equity in earnings (losses) of affiliates decreased $3.0 million or 375%, to a loss of $2.2 million in 1999 from income of $0.8 million in 1998. The decline was due to reduced earnings from HS Pharmaceutical, which is accounted for under the equity method, totaling approximately $1.3 million, net of taxes, due to a temporary cessation of production of anesthetic products. On September 23, 1999, the FDA issued clearance for HS Pharmaceutical to resume production of its anesthetic products for shipment into the United States. HS Pharmaceutical resumed limited production and shipment of its products in the fourth quarter of 1999.

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
    For 1999, our effective tax rate was 39.6%. Excluding merger and integration costs, the majority of which are not deductible for income tax purposes, our effective tax rate would have been 38.3%. The difference between our effective tax rate, excluding merger and integration costs, and the Federal statutory rate of 35% relates primarily to state income taxes.

    For 1998, our effective tax rate was 56.4%. Excluding merger and integration costs, the majority of which are not deductible for income tax purposes, and including a pro forma tax adjustment for Meer on previously untaxed earnings as an S corporation, combined with the elimination of a net deferred tax asset arising from Meer's conversion from an S corporation to a C corporation, our effective tax rate would have been 38.3%. The difference between our effective tax rate, excluding merger and integration costs and the Meer tax adjustment, and the Federal statutory rate of 35% relates primarily to state income taxes.

INFLATION

    We do not believe inflation had a material adverse effect on the financial statements for the periods presented.

RISK MANAGEMENT

    We have operations in the United States, Canada, Mexico, the United Kingdom, The Netherlands, Belgium, Germany, France, the Republic of Ireland, Austria, Spain, Israel, Australia and New Zealand. Substantially all of our operations endeavor to protect our financial results by using foreign currency forward contracts to hedge intercompany debt and foreign currency payments to foreign vendors. The total U.S. dollar equivalent of all foreign currency forward contracts hedging intercompany debt and the purchase of merchandise from foreign vendors was $49.7 million and $5.2 million, respectively, as of March 31, 2001. The contracts expire at various dates through January, 2002.

    We consider our investment in foreign operations to be both long-term and strategic. As a result, we do not hedge the long-term translation exposure of our balance sheet. We have experienced negative translation adjustments of approximately $4.9 million, $7.8 million and $8.3 million through March 31, 2001 and fiscal years 2000 and 1999, respectively, which adjustments were reflected in the balance sheet as a component of stockholders' equity. The cumulative translation adjustment at March 2001 showed a net negative translation adjustment of $23.3 million.

    In October 1997, we entered into a Netherlands Guilder (NLG) loan in the amount of 6.5 million NLG. The loan serves to hedge the repayment of an intercompany loan in the same amount, denominated in NLG, due from a Dutch subsidiary. The NLG loan calls for periodic payments and a balloon payment of
4.1 million NLG in January 2002.

INTEREST RATE SWAPS AND CAP

    As of March 31, 2001, we had approximately $17.8 million outstanding in interest rate swaps. These swaps are used to convert $13.0 million of floating-rate debt relating to our revolving credit agreement and $4.8 million relating to a Deutsche Mark floating-rate debt of DM10.0 million to fixed rate debt to reduce our exposure to interest rate fluctuations. The net result was to substitute a weighted average fixed interest rate of 7.2% for the variable LIBOR rate on $13.0 million and a 5.3% fixed interest rate for the variable EURIBOR for the Deutsche Mark loan of our debt. The swaps expire in December 2003, December 2004 and April 2005. In June 2001 we liquidated $13.0 million of these swaps. Under the interest rate environment during the three months ended
March 31, 2001 and the year ended December 30, 2000, our interest rate swap agreements resulted in additional interest expense of approximately $0.0 million and $0.1 million, respectively. In addition, we have an interest rate cap of 5.5% on a Deutsche Mark floating rate debt of DM6.3 million (approximately
$3.0 million).

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LIQUIDITY AND CAPITAL RESOURCES

    Our principal capital requirements have been used to fund (a) repayments on bank borrowings, (b) capital expenditures, (c) working capital needs resulting from increased sales, and (d) special inventory forward buy-in opportunities. Since sales tend to be strongest during the fourth quarter and special inventory forward buy-in opportunities are most prevalent just before the end of the year, our working capital requirements have been generally higher from the end of the third quarter to the end of the first quarter of the following year. We have financed our business primarily through operations, our revolving credit facilities, private placement loans and stock issuances.

    Net cash used in operating activities for the three months ended March 31, 2001 of $12.1 million resulted primarily from a net increase of cash used in operating items of working capital of approximately $36.0 million offset by net income of $14.1 million, adjusted for non-cash charges of approximately
$9.8 million. The increase in working capital needs was primarily due to a decrease in accounts payable and other accrued expenses of $51.6 million, mostly due to payments made to vendors for year-end inventory buy-ins, and a $0.3 million increase in inventory, offset by a $8.7 million decrease in accounts receivable and a $7.2 million decrease in other current assets. We anticipate future increases in working capital requirements as a result of our continued sales growth, extended payment terms and special inventory forward buy-in opportunities.

    Net cash used in investing activities for the three months ended March 31, 2001 of $7.2 million resulted primarily from cash used for capital expenditures of $6.2 million. We expect to invest more than $45.0 million during the year ending December 29, 2001, in capital projects to modernize and expand facilities and infrastructure systems and integrate operations.

    Net cash used in financing activities for the three months ended March 31, 2001 of $2.2 million resulted primarily from debt repayments of $8.8 million offset primarily by proceeds from the issuance of stock upon exercise of stock options of $6.8 million.

    Certain holders of minority interests in acquired entities or ventures have the right at certain times to require us to acquire their interest at either fair market value or a formula price based on earnings of the entity.

    Our cash and cash equivalents as of March 31, 2001 of $38.1 million consist of bank balances and investments in commercial paper rated AAA by Moody's (or an equivalent rating). These investments have staggered maturity dates, none of which exceed three months, and have a high degree of liquidity since the securities are actively traded in public markets.

    We have a $150.0 million revolving credit facility, which has a termination date of August 15, 2002, none of which had been borrowed at March 31, 2001. We also have two uncommitted bank lines totaling $30.0 million, none of which had been borrowed at March 31, 2001. Certain of our subsidiaries have revolving credit facilities that total approximately $51.6 million at March 31, 2001, under which $7.8 million has been borrowed.

    On June 30, 1999 and September 25, 1998, we completed private placement transactions under which we issued $130.0 million and $100.0 million, respectively, in Senior Notes, the proceeds of which were used for the permanent financing of our acquisitions of General Injectables and Vaccines and the Heiland Group, respectively, as well as repaying and retiring a portion of four bank lines and to pay down amounts owed under our revolving credit facility. The $130.0 million notes come due on June 30, 2009 and bear interest at a rate of 6.94% per annum. Principal payments totaling $20.0 million on the $100.0 million notes are due annually starting September 25, 2006 and bear interest at a rate of 6.66% per annum. Interest on both notes is payable semi-annually.

    We believe that our cash and cash equivalents of $38.1 million as of March 31, 2001, our ability to access public and private debt and equity markets and the availability of funds under our existing credit agreements will provide us with sufficient liquidity to meet our currently foreseeable short-term and long-term capital needs.

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                                    BUSINESS

GENERAL

    We are the largest distributor of healthcare products and services to office-based healthcare practitioners in the combined North American and European markets. We have operations in the United States, Canada, Mexico, the United Kingdom, The Netherlands, Belgium, Germany, France, the Republic of Ireland, Austria, Spain, Israel, Australia and New Zealand.

    We conduct our business through two segments, healthcare distribution and technology. These segments, which are operated as individual business units, offer different products and services, albeit to the same customer base. Our healthcare distribution segment consists of our Dental, Medical, Veterinary and International Groups. Our International Group comprises our healthcare distribution business units located primarily in Europe, and offers products and services to dental, medical and veterinary customers located in their respective geographic regions. Our technology segment consists of our practice management software business and certain other value-added products and services which are distributed primarily to healthcare professionals in the North American market.

    We sell our products and services to over 400,000 customers, primarily dental practices and dental laboratories, as well as physician practices, veterinary clinics and institutions. In 2000, our healthcare distribution segment sold products to over 75% of the estimated 110,000 dental practices in the United States. We believe that there is strong awareness of the "Henry Schein" name among office-based healthcare practitioners due to our more than 65 years of experience in distributing healthcare products. During 2000, we distributed over 18.0 million pieces of direct marketing materials, including catalogs, flyers and order stuffers to approximately 650,000 office-based healthcare practitioners. We support our direct marketing efforts with approximately 730 telesales representatives, who facilitate order processing and generate sales through direct and frequent contact with customers, and with approximately 1,200 field sales consultants, including equipment sales specialists. We use database segmentation techniques to more effectively market our products and services to customers. Through our comprehensive catalogs and other direct sales and marketing programs, we offer our customers a broad product selection of both branded and private brand products, consisting of more than 80,000 stockkeeping units in North America and approximately 63,000 stockkeeping units in Europe at published prices that we believe are below those of many of our competitors.

    We are a leading provider of various value-added products and services, such as practice management software. As of December 30, 2000, we had an installed user base of over 36,000 dental practice management software systems.

    In recent years, we have expanded our management information systems and have established strategically located distribution centers primarily in the United States and Europe to enable us to better serve our customers and increase our operating efficiency. We believe that these investments, coupled with our broad product offerings, enable us to provide our customers with a single source of supply for substantially all their healthcare product needs and provide them with convenient ordering and rapid, accurate and complete order fulfillment. We estimate that approximately 99% of all orders in the United States and Canada received before 5:00 p.m. are shipped on the same day the order is received and approximately 99% of orders are received by the customer within two days of placing the order. We also estimate that approximately 99% of all items ordered in the United States and Canada are shipped without back ordering.

INDUSTRY OVERVIEW

    We distribute our products, supplies and equipment primarily to office-based healthcare practitioners in the dental, medical and veterinary markets.

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    DENTAL.  According to industry estimates, U.S. sales of dental supplies and equipment are approaching $3.5 billion. In addition, according to industry estimates, in 2000 there were approximately 140,000 active dentists serving the U.S. marketplace in about 110,000 dental practices. Based upon such information, we believe that the average annual purchase of dental supplies and equipment in 2000 was approximately $25,000 per dentist. We estimate that the European market for dental supplies and equipment was approximately $3.0 billion in 2000.

    MEDICAL. According to industry estimates, U.S. sales of medical supplies and equipment to office-based physicians were more than $5.0 billion in 2000. In addition, according to industry estimates, in 2000 there were approximately 400,000 office-based physicians serving the U.S. marketplace. Based upon such information, we believe that the average annual purchase of medical supplies equipment in 2000 was approximately $12,000 per office-based physician. This market is highly fragmented: approximately 500 smaller distributors occupy an estimated 60% of the office-based physician market.

    VETERINARY. According to industry estimates, U.S. sales of supplies and equipment to veterinarians whose practices are directed primarily to small companion animals were approximately $600 million in 2000 (excluding sales of food products, which we do not distribute). In addition, according to industry estimates, in 2000 there were approximately 35,000 veterinarians whose practices were directed primarily to small companion animals, practicing in approximately 22,000 small animal veterinary clinics in the United States. Based upon such information, we believe that the average annual purchase of supplies and equipment in 2000 was approximately $17,000 per veterinarian.

    The office-based healthcare practitioner industry in the United States is highly fragmented and geographically diverse. The industry ranges from sole practitioners working out of relatively small offices to group practices or service corporations comprised of a few to a large number of practitioners who have combined or otherwise associated their practices. Due in part to the inability of office-based practitioners to store and manage large quantities of supplies in their offices, the distribution of healthcare supplies and small equipment to office-based practitioners has traditionally been characterized by frequent, small quantity orders, and a need for rapid, reliable and substantially complete order fulfillment. The purchasing decision within an office-based healthcare practice is typically made by the practitioner or by an administrative assistant, and supplies and small equipment are generally purchased from more than one healthcare product distributor. As a result, distributors serving office-based healthcare practitioners generally offer a wide selection of products at competitive prices. Most of our large competitors rely on an extensive field sales force to generate sales leads and to take and service orders. Other distributors utilize a direct response marketing approach, relying primarily on the use of direct mail catalogs and related marketing materials and in-house telesales representatives to generate orders. Certain direct marketers, including us, also utilize field sales personnel to enhance their relationships with their direct mail customers and to service and support the distribution of certain products and equipment that generally require a greater level of customer support.

    In recent years, the healthcare industry has increasingly focused on cost containment. This trend has benefited distributors capable of providing a broad array of products and services at low prices. This trend has also accelerated the growth of HMOs, group practices, other managed care accounts and collective buying groups who, in addition to their emphasis on obtaining products at low prices, tend to favor distributors capable of producing specialized management information support. We believe that the trend towards cost containment has the potential to favorably impact demand for practice management systems and software that can enhance the efficiency and facilitate the management of the practitioner's specific practice.

    The supply industry serving office-based healthcare practitioners is highly fragmented, with numerous national distributors and approximately 900 regional distributors in North America and Europe serving the office-based practitioner market. We believe that consolidation within the supply

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
industry serving office-based healthcare practitioners will result in a number of distributors, particularly companies with limited financial and marketing resources, seeking to combine with larger companies that can provide expansion opportunities. This consolidation may also result in distributors seeking to acquire companies that can enhance their current product offerings, expand the services they can offer or provide opportunities for the distributors to serve a broader customer base.

COMPETITIVE ADVANTAGES

    We believe the following competitive advantages have been of principal importance in our ability to achieve our present position in the dental, medical and veterinary markets:

    DIRECT SALES AND MARKETING EXPERTISE. We believe that our more than 65 years of experience in distributing products to healthcare practitioners and more than 35 years of direct marketing experience has resulted in strong awareness of the "Henry Schein" name among healthcare practitioners. Our database of approximately 650,000 office-based healthcare practitioners allows us to utilize customer segmentation techniques to more effectively market our products and services. During 2000, we distributed over 18.0 million pieces of direct marketing material, including catalogs, flyers, order stuffers and other promotional materials to approximately 650,000 office-based healthcare practitioners. We support our direct marketing effort with approximately 730 inbound and outbound telesales representatives who facilitate order processing and generate new sales through direct and frequent contact with customers. In addition we have approximately 1,200 field sales consultants, including equipment sales specialists, covering certain major North American, European and Pacific Rim markets.

    BROAD PRODUCT OFFERINGS AT LOW PRICES. We believe that we have one of the most extensive product offerings in each of the markets we serve. We presently offer approximately 80,000 stockkeeping units to our North American customers and approximately 63,000 stockkeeping units to our European customers. Over 90% of our products in dollar volume are offered under national name brands, and the remainder are offered under the "Henry Schein" private brand. We believe our cost effective infrastructure enables us to offer products at prices below those of many of our competitors. Through the breadth of our product offerings and our competitive prices, we strive to be a single source of supply to a wide variety of healthcare practitioners.

    COMMITMENT TO SUPERIOR CUSTOMER SERVICE. As part of our commitment to providing superior customer service, we offer our customers ease of order placement and rapid, accurate and complete order fulfillment, and the ability to order products 24 hours a day. Products can be ordered by mail, fax, telephone (either automated or by speaking to a telesales representative), and via a computerized order entry system available over the Internet or via CD-ROM. We estimate that approximately 99% of all orders in the United States and Canada received before 5:00 p.m. are shipped on the same day the order is received and approximately 99% of orders are received by the customer within two days of placing the order. In addition, we estimate that approximately 99% of all items ordered in the United States and Canada are shipped without back ordering.

    LARGE INSTALLED USER BASE OF DENTAL PRACTICE MANAGEMENT SOFTWARE. We are a leading provider of dental practice management software systems, with an installed user base of over 36,000. Our leadership in this area allows us to provide our customers with a critical element in managing their own businesses more efficiently and profitably. Our platform gives us the ability to strengthen our relationships with existing distribution customers and gain exposure to practices that we do not serve with our distribution business. We believe that offering these products and services enhances our relationships with our customers, promotes customer loyalty and should increase sales of our consumable supply products.

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
    INTEGRATED MANAGEMENT INFORMATION SYSTEMS. We have developed comprehensive management information systems which allow us to manage the growth of our business and deliver superior customer service. This integrated effort, which complements our strategically located distribution centers in the United States and Europe, allows us to properly target customers and manage financial performance. A key attribute of our management information systems is the daily operating control reports which allow our managers to share information and monitor daily progress relating to sales activity, gross profit, credit and returns, inventory levels, stock balancing, unshipped orders, order fulfillment and other operational statistics.

GROWTH STRATEGY

    Our objective is to continue to be the largest distributor of healthcare products and services to office-based healthcare practitioners. To accomplish this we will apply our competitive advantages and execute the following strategies:

    INCREASE PENETRATION OF OUR EXISTING CUSTOMER BASE. We believe that our healthcare distribution customers generally order from two or more suppliers for their healthcare product needs, and often use one supplier as their primary resource. We believe that our customers generally place larger orders and order more frequently from their primary suppliers. We estimate that we serve as a primary supplier to less than 15% of our total customer base and believe we have an opportunity to increase sales by increasing our level of business with those customers for which we serve as a secondary supplier. We intend to accomplish this objective by utilizing our current customer database to better focus our marketing efforts and increase the number of our field sales consultants. In addition, we intend to focus on national equipment sales and service capability, and new, innovative value-added service offerings.

    LEVERAGE OUR VALUE-ADDED PRODUCTS AND SERVICES. We offer our customers practice management software, assistance with arranging electronic claims processing and financing sources for patient billings and equipment, and large equipment installation and repair services. We intend to continue to market and expand these products and services. With nearly one of every three dental practices using a Henry Schein practice management desktop product, we believe there is substantial opportunity to increase cross-selling strategies between our technology and distribution businesses. We believe that this strategy will ultimately lead our dental practice customers to increase the amount of products they purchase from our distribution business and ultimately use us as their primary supplier. We also believe that there is a substantial opportunity to sell ancillary products to our existing dental practice management customers. In addition, we intend to continue to offer the latest advances in integrated technologies, such as digital x-ray and intraoral photography. These integrated technologies and value-added services are designed to help practitioners increase the efficiencies of their practices and maximize revenues.

    INCREASE THE NUMBER OF CUSTOMERS WE SERVE. We intend to increase the number of customers we serve across all of the markets that we serve. In order to execute this strategy, we will leverage our sales and marketing efforts and management information systems, and expand into new geographic territories, especially internationally. Given our national distribution capabilities and broad product base, we are well positioned to gain market share. Over the past several years we have expanded our customer base to include larger purchasing organizations, including certain dental laboratories, institutions, government agencies and surgery centers. More recently, as cost-containment pressures have resulted in increased demand for low-cost products and value-added services, we have targeted specific groups of practices under common ownership, institutions and professional groups. For example, we have an exclusive direct marketing agreement with an American Medical Association-sponsored service pursuant to which member practitioners have access to the services' lower prices for products. These services, government institutions and agencies and other large or collective purchasers require low-cost pricing and detailed product and usage information and reporting. We believe we are

                                       31
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well positioned to meet the needs of these customers, given our broad, low-cost product offerings and our management information systems.

    PURSUE STRATEGIC ACQUISITIONS AND JOINT VENTURES. We believe that there has been consolidation among healthcare product distributors serving office-based healthcare practitioners, in part to address significant changes in the healthcare industry. These changes include potential national healthcare reform, trends toward managed care, cuts in Medicare and collective purchasing arrangements. We believe that this trend will continue to create opportunities for us to expand through acquisitions and joint ventures. In recent years, we have acquired a number of companies engaged in businesses that are complementary to our business. Our acquisition and joint venture strategies include acquiring additional sales that will be channeled through our existing infrastructure, acquiring access to additional product lines and acquiring regional distributors with networks of field sales consultants and international companies.

BUSINESS GROUP OVERVIEW

    DENTAL. Our Dental Group leads the industry in sales and serves more than 75% of the estimated 110,000 dental practices in the United States. Our Dental Group also supplies dental products to dental laboratories, government, schools, and other institutions. Commanding approximately 28% of the estimated
$3.8 billion U.S. and Canadian dental products market, we offer a broad array of more than 60,000 stockkeeping units to our dental customers, as well as a national equipment sales and service capability. Our Dental Group--which includes Sullivan-Schein Dental-Registered Trademark-, our full-service U.S. business; Henry Schein Arcona in Canada; and Zahn Dental laboratory supply business--has over 700 field sales consultants and a network of nearly 80 equipment sales and service centers in the U.S. and Canada.

    MEDICAL. We supply more than one-third of the nation's medical practices with 28,000 stockkeeping units, including generic and branded pharmaceuticals, a full complement of medical and surgical supplies, diagnostic kits and major equipment. We are a major supplier to organizations such as the American Medical Association and the American Academy of Dermatology, offering attractively priced formulary plans. We serve our customers through an extensive national direct marketing and telesales effort, as well as a field sales presence in the Eastern and Central U.S.

    VETERINARY. Our Veterinary Group is the largest direct marketer to companion-animal veterinary clinics in the U.S., providing a high level of quality service and more than 23,000 stockkeeping units at low prices. Currently, our Veterinary Group serves nearly 70% of the approximately 22,000 U.S. veterinary clinics. Our veterinary catalogs are supported by nearly 50 telesales professionals, and a variety of promotional material such as postcards, inserts, mailers and other direct marketing materials.

    INTERNATIONAL. Our International Group distributes dental products across Europe as well as other parts of the world and continues to expand in the medical and veterinary fields. Our International Group has operations in more countries than any of our competitors, including the United Kingdom, The Netherlands, Belgium, Germany, France, the Republic of Ireland, Austria, Spain, Israel, Australia and New Zealand. In countries where there is no local presence, sales are supported through Schein Direct-TM-, a door-to-door air package delivery service that reaches practitioners in more than 125 countries.

    TECHNOLOGY AND VALUE-ADDED SERVICES. As of December 30, 2000, we had an installed user base of over 36,000 dental practice management software systems. We offer all of our customers an array of innovative technology and value-added products and services designed to help maximize a practitioner's efficiency and profitability, including such leading practice management software systems as Dentrix-Registered Trademark-, Easy Dental-Registered Trademark- and LabNet-Registered Trademark- for our dental customers; and AVImark-Registered Trademark- for veterinary clinics. Our Technology Group also features the ARUBA-REGISTERED TRADEMARK- PC-based electronic catalog and ordering systems, credit

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card and electronic claims processing, practice and patient financing, equipment financing and the Continuing Education for Healthcare Professionals program.

CUSTOMERS

    We serve over 400,000 customers worldwide in the dental, medical and veterinary markets. Our dental customers include office-based dental practices, dental laboratories, universities, institutions, governmental agencies and large group and corporate accounts; medical customers include office-based physician practices, podiatrists, surgery centers, institutions, hospitals and governmental agencies; and our veterinary customers include primarily companion-animal veterinary clinics.

    No single customer accounted for more than 5.0% of our net sales in 2000.

SALES AND MARKETING

    Our sales and marketing efforts, which are designed to establish and solidify customer relationships through personal visits by field sales representatives and frequent direct marketing contact, emphasize our broad product lines, competitive prices and ease of order placement. The key elements of our program are:

    FIELD SALES CONSULTANTS. We have approximately 1,200 field sales consultants, including equipment sales specialists, covering certain major North American and European markets. These field sales consultants concentrate on attracting new customers and increasing sales to customers who do not currently order a high percentage of their total product needs from us. This strategy is designed to complement our direct marketing and telesales strategies and to enable us to better market, service and support the sale of more sophisticated products and equipment. Once a field sales consultant has established a relationship with a customer, the consultant encourages the customer to use our automated ordering process or our telesales representatives for its day-to-day needs. This simplifies the ordering process for our customers and increases the effectiveness of our field sales consultants.

    DIRECT MARKETING. During 2000, we distributed over 18.0 million pieces of direct marketing material, including catalogs, flyers, order stuffers and other promotional materials to approximately 650,000 office-based healthcare practitioners. Our principal U.S. dental consumable catalog, which is issued annually, contains an average of over 450 pages and includes approximately 39,000 stockkeeping units. The number of catalogs and other materials received by each customer depends upon the market they serve as well as their purchasing history. Our catalogs include detailed descriptions and specifications of both branded and private brand products and are utilized by healthcare practitioners as a reference source. By evaluating our customers' purchasing patterns, area of specialty, past product selections and other criteria, we identify customers who may respond better to specific promotions or products. To facilitate our direct marketing activities, we maintain an in-house advertising department, which performs many creative services that we believe streamlines the production process, provides greater flexibility and creativity in catalog production and results in cost savings.

    TELESALES. We support our direct marketing with approximately 730 inbound and outbound telesales representatives who facilitate order processing and generate new sales through direct and frequent contact with customers. Inbound telesales representatives are responsible for assisting customers in purchasing decisions as well as answering product pricing and availability questions. In addition to assisting customers, inbound telesales representatives also market complementary or promotional products. Our telesales representatives utilize on-line computer terminals to enter customer orders and to access information about products, product availability, pricing, promotions and customer buying history.

    We utilize outbound telesales representatives and programs to better market our services to those customer accounts we identify as either being high volume or high order frequency accounts. Outbound

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telesales representatives strive to manage long-term relationships with these customers through frequent and/or regularly scheduled phone contact and personalized service.

    Our telesales representatives generally participate in an initial two-week training course designed to familiarize the sales representative with our products, services and systems. In addition, generally all telesales representatives attend periodic training sessions and special sales programs and receive incentives, including monthly commissions.

CUSTOMER SERVICE

    A principal element of our customer service approach is to offer an order entry process that is convenient, easy and flexible. Customers typically place orders with one of our experienced telesales representatives. Customers may place orders 24 hours a day using ARUBA-REGISTERED TRADEMARK-, our electronic catalog and ordering system, ARUBA-REGISTERED TRADEMARK- TouchTone, our 24 hour automated phone service, and the Internet at www. henryschein.com or www.sullivanschein.com.

    We focus on providing rapid and accurate order fulfillment and high fill rates. We estimate that approximately 99% of all items ordered in the United States and Canada are shipped without back ordering, and that approximately 99% of all orders in the United States and Canada received before 5:00 p.m. are shipped on the same day the order is received. In addition, because we seek to service a customer's entire order from the distribution center nearest the customer's facility, approximately 99% of orders are received within two days of placing the order. We continually monitor our customer service through customer surveys, focus groups and daily statistical reports. We maintain a liberal return policy to better assure customer satisfaction with our products.

PRODUCTS

    The following chart sets forth the principal categories of products offered by our healthcare distribution and technology businesses and certain top selling types of products in each category, with the percentage of 2000 consolidated net sales in parenthesis:

                        HEALTHCARE DISTRIBUTION (97.2%)

                            DENTAL PRODUCTS (56.2%)
--------------------------------------------------------------------------------

CONSUMABLE DENTAL PRODUCTS
AND SMALL EQUIPMENT (43.5%)     LARGE DENTAL EQUIPMENT (9.7%)       DENTAL LABORATORY PRODUCTS (3.0%)
---------------------------  ------------------------------------   ---------------------------------
X-Ray Products; Infection    Dental Chairs; Delivery Units          Teeth; Composites; Gypsum;
Control; Handpieces;         and Lights; X-Rays; and                Acrylics; Articulators; and
Preventatives; Impression    Equipment Repair                       Abrasives
Materials; Composites; and
Anesthetics

     MEDICAL PRODUCTS (36.9%)        VETERINARY PRODUCTS (4.1%)
----------------------------------  -----------------------------
Branded and Generic                 Branded and Generic
Pharmaceuticals; Surgical           Pharmaceuticals; Surgical
Products; Diagnostic Tests;         Products; and Dental Products
Infection Control; X-Ray Products;
and Vitamins

                        TECHNOLOGY AND OTHER VALUE-ADDED
                          PRODUCTS AND SERVICES (2.8%)
            -------------------------------------------------------

             Software and Related Products; other Value-Added Products
                         including Financial Services.

    The percentage of 1999 and 1998 net sales was as follows: consumable dental products and small equipment, 45.2% and 50.1%, respectively; dental laboratory products, 3.0% and 3.6%, respectively; large dental equipment, 9.7% and 12.9%, respectively; medical products, 35.2% and 28.5%, respectively; veterinary products, 4.0% and 2.7%, respectively; and technology and value-added products and services, 2.9% and 2.2%, respectively.

CONSUMABLE SUPPLIES AND EQUIPMENT

    We offer in excess of 80,000 stockkeeping units to our customers in North America, of which approximately 60,000 stockkeeping units are offered to our dental customers, approximately 28,000 are offered to our medical customers and approximately 23,000 are offered to our veterinary customers. Over 35.0% of our products are offered to all three types of our customers in North America. We offer approximately 63,000 stockkeeping units to our customers in Europe. Approximately 7.8% of our net sales in 2000 were from sales of products offered under the Henry Schein private brand (i.e., products manufactured by various third parties for distribution by our company under the Henry Schein brand). We believe that the Henry Schein private brand line of over 7,500 stockkeeping units offered in the

United States and Canada is one of the most extensive in the industry. We update our product offerings regularly to meet our customers' changing needs.

    We offer a repair service, ProRepair-Registered Trademark-, which provides one-to-two day turnaround for hand pieces and certain small equipment. We also provide in-office installation and repair services for large equipment in certain major markets in North America and Europe. We had a total of 104 centers open at the end of 2000.

TECHNOLOGY AND OTHER VALUE-ADDED PRODUCTS AND SERVICES

    We sell practice management software systems to our dental and veterinary customers. We have an installed user base of over 25,000 and 11,500 systems of our Easy Dental-Registered Trademark- and Dentrix-Registered Trademark-software, including conversions, respectively, and over 4,500 systems of our AVImark-Registered Trademark- veterinary software, as of the end of fiscal year 2000. Our practice management software products provide practitioners with patient treatment history, billing and accounts receivable analysis and management, an appointment calendar, electronic claims processing and word processing programs. We provide technical support and conversion services from other software. In addition, the Easy Dental-Registered Trademark- and Dentrix-Registered Trademark- software systems allow customers to connect with our order entry management systems. The Dentrix-Registered Trademark- system is one of the most comprehensive clinically-based dental practice management software packages in the United States. The Dentrix-Registered Trademark-premium software product complements Easy Dental-Registered Trademark-, our high-value practice management system. We believe the combined software product offerings enhance our ability to provide our customers with the widest array of system solutions to help manage their practices.

    We offer our customers assistance in managing their practices by providing access to a number of financial services and products at rates which we believe are lower than what they would be able to secure independently. Our equipment leasing programs allow us to fulfill a wide variety of practitioner financing needs. We also provide financing and consulting services for all phases of the healthcare practice including start-up, expansion or acquisition, and debt consolidation. The patient financing program provides our dental and veterinary customers a method for reducing receivables and improving cash flow by providing patients access to financing. Through an arrangement with one of the nation's largest bank credit card processors, we offer electronic bankcard processing. We also offer electronic insurance claims submission services for faster, cheaper processing of patient reimbursements, all through a third-party provider for a transaction fee. We do not assume any financial obligation to our customers or their patients in these programs. We also offer practice management consulting services in selected markets in the United States.

INFORMATION SYSTEMS

    Our management information systems generally allow for centralized management of key functions, including inventory and accounts receivable management, purchasing, sales and distribution. A key attribute of our management information systems is the daily operating control reports which allow our managers to share information and monitor daily progress relating to sales activity, gross profit, credit and returns, inventory levels, stock balancing, unshipped orders, order fulfillment and other operational statistics. We continually seek to enhance and upgrade our order processing information system. Additionally, in the United States, we have installed an integrated information system for our large dental equipment sales and service functions. Such systems centralize the tracking of customers' equipment orders, as well as spare parts inventories and repair services. (See "Management's Discussion and Analysis of Financial Conditions and Results of Operations.")

DISTRIBUTION

    We distribute our products in the United States primarily from our strategically located distribution centers throughout Eastern, Central, South Western and Western United States. Customers in Canada are serviced from distribution centers located in Eastern and Western Canada. We maintain significant inventory levels of certain products in order to satisfy customer demand for prompt delivery and complete order fulfillment of their product needs. These inventory levels are managed on a daily basis with the aid of our sophisticated purchasing and stock status management information systems. Once a customer's order is entered, it is electronically transmitted to the distribution center nearest the customer's location and a packing slip for the entire order is printed for order fulfillment. Our automated freight manifesting and laser bar code scanning facilitates the speed of the order fulfillment. We currently ship substantially all of our orders in the United States by United Parcel Service. In certain areas of the United States, we deliver our orders via contract carriers. Our international distribution centers include locations in the United Kingdom, the Republic of Ireland, France, The Netherlands, Germany, Spain, Israel, Australia and New Zealand.

PURCHASING

    We believe that effective purchasing is a key element to maintaining and enhancing our position as a low-cost provider of healthcare products. We frequently evaluate our purchase requirements and suppliers' offerings and prices in order to obtain products at the best possible cost. We believe that our ability to make high volume purchases has enabled us to obtain favorable pricing and terms from our suppliers. We obtain our products for our North American distribution centers from over 2,000 suppliers of name brand products. In addition, we have established relationships with numerous local vendors to obtain products for our international distribution centers. In 2000, our top 10 healthcare distribution vendors and our single largest vendor accounted for approximately 27.1% and 6.3%, respectively, of our aggregate purchases.

COMPETITION

    The manufacture and distribution of healthcare supplies and equipment is intensely competitive. Many of the healthcare distribution products we sell are available to our customers from a number of suppliers. In addition, our competitors could obtain exclusive rights from manufacturers to market particular products. Manufacturers could also seek to sell directly to end-users, and thereby eliminate the role of distributors like us.

    In the United States, we compete with other distributors, as well as several major manufacturers of dental, medical and veterinary products, primarily on the basis of price, breadth of product line, customer service and value-added services and products. In the sale of our dental products, our principal national competitor is Patterson Dental Co. In addition, we compete against a number of other distributors that operate on a national, regional and local level. Our principal competitors in the sale of medical products are PSS World Medical, Inc. and the General Medical division of McKesson HBOC, Inc., which are national distributors. In the veterinary market, our two principal national competitors are The Butler Company and Burns Veterinary Supply. We also compete against a number of regional and local medical and veterinary distributors, as well as a number of manufacturers that sell directly to dentists, physicians and veterinarians. With regard to our practice management software, we compete against numerous other firms, including firms such as PracticeWorks, Inc., which targets dental practices and Idexx Laboratories, Inc., which serves veterinary practices. We believe that we compete in Canada substantially on the same basis as in the United States.

    We also face intense competition internationally, where we compete on the basis of price and customer service against several large competitors, including Demedis, the GACD Group, the Pluradent Group and Bilricay, as well as a large number of dental product distributors and manufacturers in the United Kingdom, The Netherlands, Belgium, Germany, France, the Republic of Ireland, Austria, Spain, Israel, Australia and New Zealand.

GOVERNMENTAL REGULATION

    Our business is subject to requirements under various local, state, Federal and foreign governmental laws and regulations applicable to the manufacture and distribution of pharmaceuticals and medical devices. Among the Federal laws with which we must comply are the Federal Food, Drug, and Cosmetic Act, the Prescription Drug Marketing Act of 1987, and the Controlled Substances Act.

    The Federal Food, Drug, and Cosmetic Act generally regulates the introduction, manufacture, advertising, labeling, packaging, storage, handling, marketing and distribution of, and record keeping for, pharmaceuticals and medical devices shipped in interstate commerce. The Prescription Drug Marketing Act of 1987, which amended the Federal Food, Drug, and Cosmetic Act, establishes certain requirements applicable to the wholesale distribution of prescription drugs, including the requirement that wholesale drug distributors be registered with the Secretary of Health and Human Services or licensed by each state in which they conduct business in accordance with federally established guidelines on storage, handling and record maintenance. Under the Controlled Substances Act, we, as a distributor of controlled substances, are required to obtain annually a registration from the Attorney General in accordance with specified rules and regulations and are subject to inspection by the Drug Enforcement Administration acting on behalf of the Attorney General. We are required to maintain licenses and permits for the distribution of pharmaceutical products and medical devices under the laws of the states in which we operate. In addition, our dentist and physician customers are subject to significant governmental regulation.

    We believe that we are in substantial compliance with all of the foregoing laws and the regulations promulgated thereunder and that we possess all material permits and licenses required for the conduct of our business.

PROPRIETARY RIGHTS

    We hold trademarks relating to the "Henry Schein" name and logo, as well as certain other trademarks. Pursuant to certain agreements executed in connection with a reorganization of Henry Schein, both Henry Schein and Schein Pharmaceutical, Inc., which was acquired in 2000 by Watson
Pharmaceuticals, Inc., a company engaged in the manufacture and distribution of multi-source pharmaceutical products, are entitled to use the "Schein" name in connection with their respective businesses, but Schein Pharmaceutical, Inc. is not entitled to use the name "Henry Schein". We intend to protect our trademarks to the fullest extent practicable.

EMPLOYEES

    As of December 30, 2000, we had over 6,250 full-time employees, including approximately 730 telesales representatives, 1,200 field sales consultants, including equipment sales specialists, 1,320 warehouse employees, 150 computer programmers and technicians, 500 management employees and 2,350 office, clerical and administrative employees. We believe that our relations with our employees are excellent.

LEGAL MATTERS

    Our business involves a risk of product liability claims, and other claims in the ordinary course of business and from time to time we are named as a defendant in cases as a result of our distribution of pharmaceutical and other healthcare products. As of the end of the first fiscal quarter of 2001, we were named a defendant in approximately 68 products liability cases. Of these cases, 52 involve claims made by healthcare workers who claim allergic reaction relating to exposure to latex gloves. In each of these cases, we are alleged to have acted as a distributor of brand name and/or "Henry Schein" private brand latex gloves, which were manufactured by third parties. To date, discovery in these cases has generally been limited to product identification issues. The manufacturers in these cases have withheld indemnification pending product identification; however, we are taking steps to implead those manufacturers into each case in which we are a defendant. We are also a named defendant in eight lawsuits involving the sale of phentermine and fenfluramin. Plaintiffs in the cases allege injuries from the combined use of the drugs known as "Phen/fen." We expect to obtain indemnification from the manufacturers of these products, although this is dependent upon, among other things, the financial viability of the manufacturer and its insurers.

    In Texas District Court, Travis County, we and one of our subsidiaries are defendants in a matter entitled Shelly E. Stromboe & Jeanne N. Taylor, on Behalf of Themselves and All Other Similarly Situated vs. Henry Schein, Inc., Easy Dental Systems, Inc. and Dentisoft, Inc., Case No. 98-00886. This complaint alleges among other things, negligence, breach of contract, fraud and violations of certain Texas commercial statutes involving the sale of certain practice management software products developed by us and sold prior to 1998 under the Easy Dental-Registered Trademark- name. In October 1999, the Court, on motion, certified both a Windows-Registered Trademark-Sub-Class and a DOS Sub-Class to proceed as a class action pursuant to Tex. R.Civ. P.42. It is estimated that 5,000 Windows-Registered Trademark- customers and 15,000 DOS customers could be covered by the judge's ruling. In November of 1999, we filed an interlocutory appeal of the District Court's determination to the Texas Court of Appeals on the issue of whether this case was properly certified as a class action. On September 14, 2000, the Court of Appeals affirmed the District Court's certification order. On January 5, 2001, we filed a Petition for Review in the Texas Supreme Court asking this court to find "conflicts jurisdiction" to permit review of the District Court's certification order, which appeal is now pending. On April 5, 2001 the Texas Supreme Court requested that the parties file briefs on the merits. During the appeal of the class certification, a trial on the merits is stayed. Our insurers have denied coverage in this matter.

    We have various insurance policies, including product liability insurance, covering risks and in amounts we consider adequate. In many cases in which we have been sued in connection with products manufacured by others, we are provided with indemnification by the manufacturer of the product. There can be no assurance that the coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide adequate protection for us. In our opinion, all pending matters are covered by insurance or will not otherwise seriously harm our financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

    The following table sets forth certain information regarding our executive officers and directors.

NAME                                          AGE                           POSITION
----                                        --------   ---------------------------------------------------
OFFICERS

Stanley M. Bergman........................     51      Chairman, Chief Executive Officer, President and
                                                       Director

Gerald A. Benjamin........................     48      Executive Vice President, Chief Administrative
                                                       Officer and Director

James P. Breslawski.......................     47      Executive Vice President, President US Dental and
                                                       Director

Leonard A. David..........................     52      Vice President--Human Resources and Special Counsel
                                                       and Director

Larry M. Gibson...........................     54      Chief Technology Officer and Executive Vice
                                                       President

Mark E. Mlotek............................     45      Senior Vice President--Corporate Business
                                                       Development Group and Director

Steven Paladino...........................     44      Executive Vice President, Chief Financial Officer
                                                       and Director

Michael Racioppi..........................     46      President--Medical Group

Michael Zack..............................     48      Senior Vice President--International Group

OTHER DIRECTORS

Barry J. Alperin..........................     60      Director

Pamela Joseph.............................     58      Director

Donald J. Kabat...........................     65      Director

Marvin H. Schein..........................     59      Director

Irving Shafran............................     57      Director

    STANLEY M. BERGMAN has been Chairman, Chief Executive Officer and President since 1989 and a director of Henry Schein since 1982. Mr. Bergman held the position of Executive Vice President of Henry Schein and Schein
Pharmaceutical, Inc. from 1985 to 1989 and Vice President of Finance and Administration of Henry Schein from 1980 to 1985. Mr. Bergman is a certified public accountant.

    GERALD A. BENJAMIN has been Executive Vice President and Chief Administrative Officer since February 2000. Prior to holding his current position, Mr. Benjamin was Senior Vice President of Administration and Customer Satisfaction since 1993, and has been a director of Henry Schein since September 1994. Mr. Benjamin was Vice President of Distribution Operations of Henry Schein from 1990 to 1992 and Director of Materials Management of Henry Schein from 1988 to 1990.

    JAMES P. BRESLAWSKI has been Executive Vice President of Henry Schein and President of US Dental since 1990, with primary responsibility for the US Dental Group, and a director of Henry Schein since 1990. Between 1980 and 1990,
Mr. Breslawski held various positions with Henry Schein, including Chief Financial Officer, Vice President of Finance and Administration and Controller. Mr. Breslawski is a certified public accountant.

    LEONARD A. DAVID has been Vice President of Human Resources and Special Counsel since January 1995. Mr. David held the office of Vice President, General Counsel and Secretary from 1990 to 1995 and practiced corporate and business law for eight years prior to joining Henry Schein. Mr. David has been a director of Henry Schein since September 1994.

    LARRY M. GIBSON has been Chief Technology Officer and Executive Vice President since October 2000. Prior to holding his current position, Mr. Gibson joined Henry Schein as President of the Practice Management Technologies Group in February 1997, concurrent with the acquisition of Dentrix. Before joining Henry Schein, Mr. Gibson was founder, Chairman and CEO of Dentrix, started in 1980. Prior to his employment with Dentrix, Mr. Gibson was employed by Weidner Communication Systems from 1978.

    MARK E. MLOTEK has been Senior Vice President of Corporate Business Development Group since February 2000. Prior to holding his current position, Mr. Mlotek was Vice President, General Counsel and Secretary from 1994 to 1999, and became a director of Henry Schein in September 1995. Prior to joining Henry Schein, Mr. Mlotek was a partner in the law firm of Proskauer Rose LLP, counsel to Henry Schein, specializing in mergers and acquisitions, corporate reorganizations and tax law from 1989 to 1994.

    STEVEN PALADINO has been Executive Vice President and Chief Financial Officer since February 2000. Prior to holding his current position, Mr. Paladino was Senior Vice President and Chief Financial Officer of Henry Schein since 1993 and has been a director of Henry Schein since 1992. From 1990 to 1992, Mr. Paladino served as Vice President and Treasurer and from 1987 to 1990 served as Corporate Controller of Henry Schein. Before joining Henry Schein, Mr. Paladino was employed as a public accountant for seven years and most recently was with the international accounting firm of BDO Seidman, LLP. Mr. Paladino is a certified public accountant.

    MICHAEL RACIOPPI has been President of the Medical Group since
February 2000 and Interim President since September 1999. Prior to holding his current position, Mr. Racioppi was Vice President of Henry Schein since 1994, with primary responsibility for the Medical Division, the marketing and merchandising groups. Mr. Racioppi served as Vice President and as Senior Director, Corporate Merchandising from 1992 to 1994. Before joining Henry Schein in 1992, Mr. Racioppi was employed by Ketchum Distributors Inc. as Vice President of Purchasing and Marketing.

    MICHAEL ZACK has been responsible for the International Group of Henry Schein since 1989. Mr. Zack was employed by Polymer Technology (a subsidiary of Bausch & Lomb) as Vice President of International Operations from 1984 to 1989 and by Gruenenthal GmbH as Manager of International Subsidiaries from 1975 to 1984.

    BARRY J. ALPERIN has been a director of Henry Schein since May 1996.
Mr. Alperin, a private consultant since August 1995, served as Vice Chairman of Hasbro, Inc. from 1990, through July 1995, as Co-Chief Operating Officer of Hasbro, Inc. from 1989 through 1990, and as Senior Vice President or Executive Vice President of Hasbro, Inc. from 1985 through 1989. Mr. Alperin served as a director of Seaman Furniture Company, Inc., a furniture retailing company, from 1992 to February 2001. He currently serves as a director of K'nex
Industries, Inc., a wholesale toy company.

    PAMELA JOSEPH has been a director of Henry Schein since September 1994. For the past five years, Ms. Joseph has been a self-employed artist and is Director of MaNose Studios. Ms. Joseph is also a trustee of Alfred University.

    DONALD J. KABAT has been a director of Henry Schein since May 1996.
Mr. Kabat is the President of DJK Consulting Services, Inc., and served as Chief Financial Officer of Central Park Skaters, Inc.

from September 1992 to September 1995. From 1970 to 1992, Mr. Kabat was a partner in Andersen Consulting (now known as Accenture).

    MARVIN H. SCHEIN has been a director of Henry Schein since September 1994 and has provided consulting services to Henry Schein since 1982. Mr. Schein founded Schein Dental Equipment Corp., a subsidiary of Henry Schein. Prior to founding Schein Dental Equipment Corp., Mr. Schein held various management and executive positions with Henry Schein.

    IRVING SHAFRAN has been a director of Henry Schein since September 1994.
Mr. Shafran has been an attorney in private practice for the past 25 years. From 1991 through December 1995, Mr. Shafran was a partner in the law firm of Anderson Kill Olick and Oshinsky, PC.

                              SELLING STOCKHOLDERS

    The following table sets forth certain information with respect to the selling stockholders and the number of shares of our common stock beneficially owned by each selling stockholder as of June 14, 2001, and as adjusted to give effect to the sale of all of the offered shares. Except as noted below, each selling stockholder has sole voting and investment power as to shares shown as being owned by that selling stockholder. After the sale of the offered shares, each of the selling stockholders will beneficially own less than one percent of our outstanding shares of common stock. The table does not give effect to the exercise by the underwriters of their over-allotment option.

                                                                      BENEFICIAL
                                                                      OWNERSHIP                        NUMBER OF SHARES
                                                                  PRIOR TO OFFERING         NUMBER       BENEFICIALLY
                                                              --------------------------   OF SHARES      OWNED AFTER
                                                                 NUMBER         PERCENT     OFFERED        OFFERING
                                                              ------------      --------   ---------   -----------------
Marvin H. Schein, Directly and Indirectly(1) ...............     5,239,478(2)     12.4%    2,040,078        382,220(3)
c/o Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747
Pamela Schein Revocable Trust ..............................     1,467,503(4)      3.5%    1,276,090        191,413
dated October 26, 1994
c/o Henry Schein, Inc.
135 Duryea Road
Melville, New York 11747
Pamela Joseph(5) ...........................................       311,180(6)      0.7%      86,956         224,224
c/o Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

------------------------------

(1) Mr. Schein has been a member of our Board of Directors since 1994 and has provided consulting services to us since 1982.

(2) Consists of 1,291,927 shares that Mr. Schein owns directly, or indirectly through a limited liability company that is 98.75% owned by Mr. Schein and two trusts benefiting Mr. Schein and members of his family (with Mr. Schein and the two trusts being entitled to 100% of the net proceeds from the sale of the shares being sold by the limited liability company) over which he has sole voting and dispositive power, subject to certain voting arrangements that will terminate upon the sale of the offered shares, 1,130,371 shares owned by trusts for the benefit of Mr. Schein and/or members of his family or charities of which Mr. Schein and Leslie J. Levine are co-trustees, over which Mr. Schein has shared voting and dispositive power, subject to the voting arrangements, and 2,817,179 additional shares (including certain shares subject to options) held by the Pamela Schein Revocable Trust, Pamela Joseph, Stanley M. Bergman, our Chairman, Chief Executive Officer and President, and other stockholders that are parties to the voting arrangements. Under those voting arrangements, Mr. Bergman and, if he elects to do so, Mr. Schein, who is also a member of our Board of Directors, have the right to designate the nominees for election to the Board of Directors. Until the completion of this offering, all of the 5,239,478 shares of common stock that are subject to those voting arrangements are required to be voted for the nominees for election as directors selected by Mr. Bergman and Mr. Schein.

(3) Includes 76,208 shares held in a trust for the benefit of charities.
    Mr. Schein and Leslie J. Levine are co-trustees of the trust and share voting and dispositive power with respect to these shares. Reflects the termination of the shared voting rights that Mr. Schein has with respect to 2,817,179 shares prior to the sale of the offered shares under the voting arrangements referred to in footnote 2.

(4) Consists of shares owned by a revocable trust established by Ms. Schein, of which Mr. Shafran and Ms. Shafran are co-trustees. Mr. Shafran and
    Ms. Shafran, as trustees, have the power to vote and dispose of such shares, subject to the voting arrangements, which arrangements will terminate upon the sale of the offered shares. Mr. Shafran has been a member of our Board of Directors since 1994. Ms. Schein has the power to vote and dispose of such shares upon her revocation of the trust, subject to the voting arrangements.

(5) Ms. Joseph has been a member of our Board of Directors since 1994.

(6) Ms. Joseph has the sole power to vote and dispose of these shares, subject to the voting arrangements, which arrangements will terminate upon the sale of the offered shares.

    If the underwriters fully exercise the overallotment option, Mr. Schein will sell an additional 306,012 shares and will own 76,208 shares of our common stock after the sale of the offered shares, Ms. Schein will sell an additional
191,413 shares and will own no shares of our common stock after the sale of the offered shares, and Ms. Joseph will sell an additional 13,044 shares and will own 211,180 shares of our common stock after the sale of the offered shares.

    After this offering, our directors and executive officers will beneficially own, in the aggregate, approximately 2,515,169 shares, or 5.9%, of our common shares, assuming no exercise by the underwriters of their over-allotment option.

                          DESCRIPTION OF CAPITAL STOCK

    The following summary does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated by-laws, each as amended to date, which are incorporated by reference as exhibits to the registration statement, and by the provisions of applicable law.

    Our authorized capital stock consists of 120,000,000 shares of common stock having a par value of $.01 per share and 1,000,000 shares of preferred stock having a par value of $.01 per share.

COMMON STOCK

    As of June 14, 2001, there were 42,159,488 shares of common stock outstanding, held by 834 stockholders of record (including various trusts) and 62,479 shares of common stock held by us in treasury. An aggregate of 4,764,650 shares of common stock are reserved for issuance under our 1994 Stock Option Plan, as amended in 1999, and 1996 Non-Employee Director Stock Option Plan.

    All of our outstanding shares, including the shares offered by the selling stockholders, are fully paid and nonassessable. The holders of our common stock are entitled to one vote for each share held of record by them on all matters voted upon, and the stockholders may not cumulate votes. This means that the owners of a majority of our outstanding shares of common stock may elect all of our directors. Subject to the rights of holders of any future series of preferred stock which may be designated and issued, each outstanding share of our common stock is entitled to participate equally in any distribution of our net assets made to our stockholders in any liquidation, dissolution or winding up, and is entitled to participate equally in dividends as and when declared by our Board of Directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock. All shares of common stock have equal rights and preferences.

PREFERRED STOCK

    The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future. At present, no shares of our preferred stock are issued or have been authorized for issuance. We have no present plans to issue any shares of preferred stock.

    Our Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series with such designations and such powers, preferences and rights, and such qualifications, limitations or restrictions (which may differ with respect to each series) as our Board of Directors may fix by resolution. Unless otherwise provided by board resolution, the consent of the holders of our common stock or any class or series of our preferred stock shall not be required for the issuance by our Board of Directors of any other series of preferred stock. No dividend may be declared on the outstanding shares of any series of our preferred stock unless a dividend is declared on all outstanding shares of our preferred stock of each other series entitled to cumulative dividends then outstanding which ranks senior to or equally as to dividends with the series in question.

    Accordingly, our Board of Directors, without stockholder approval, may issue shares of preferred stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the common stock.

    Our undesignated shares of preferred stock may have the effect of discouraging an attempt, through the acquisition of a substantial number of shares of common stock, to acquire control of us with a view to effecting a merger, sale or exchange of assets or a similar transaction. For example, our Board of Directors could issue shares of preferred stock as a dividend to holders of our common stock or place such shares privately with purchasers who may side with our Board of Directors in opposing a takeover bid. The anti-takeover effects of our undesignated preferred stock may deny our stockholders the receipt of a premium on their shares and may also have a depressive effect on the market price of our common stock.

CERTAIN PROVISIONS OF DELAWARE LAW

    We are subject to the provisions of Section 203 of the Delaware General Corporate Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

ANTI-TAKEOVER EFFECT OF OUR RIGHTS PLAN AND PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BY-LAWS

    Our Stockholder Rights Plan could discourage a third party from acquiring control of us in a transaction without the approval of our Board of Directors. Certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws could also discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board of Directors, and to discourage certain types of transactions that may involve an actual or threatened change of control, such as an unsolicited acquisition proposal. Because the Stockholder Rights Plan and these provisions could have the effect of discouraging a third party from acquiring control of us, they may inhibit fluctuations in the market price of our shares of common stock that could otherwise result from actual or rumored takeover attempts and, therefore, could deprive our stockholders of an opportunity to realize a takeover premium. These provisions also may have the effect of limiting the price that certain investors might be willing to pay in the future for shares of our common stock and of preventing changes in our management.

    On November 30, 1998, our Board of Directors adopted our Stockholder Rights Plan, and declared a dividend under the plan of one common stock purchase right on each outstanding share of our common stock. Until the occurrence of certain events, each share of our common stock that is issued will also have a right attached to it. The rights provide, in substance, that should any person or group acquire 15% or more of our outstanding shares of common stock, each right, other than rights held by the acquiring person or group, would entitle its holder to purchase a certain number of our shares of common stock for 50% of their then-current market value. Unless a 15% acquisition has occurred, we may redeem the rights at any time prior to the termination date of the plan. This right to purchase our common stock at a discount will not be triggered by a person's or group's acquisition of 15% or more of our common stock pursuant to a tender or exchange offer which is for all outstanding shares at a price and on terms that our Board of Directors determines (prior to acquisition) to be adequate and in your best interests. In addition, this right will not be triggered by the positions of existing stockholders.

    Certain business combinations with an acquiring person or its affiliates will trigger an additional feature of the rights. Each right (other than rights held by the acquiring person or group) will entitle its holder to purchase a certain number of shares of the common stock of the acquiring person at a price equal to 50% of the market value of such shares at the time of exercise. Initially, the rights will be attached to, and trade with, the certificates representing our outstanding shares of common stock and no separate certificates representing the rights will be distributed. The rights will become exercisable only if a person or group acquires (or commences a tender or exchange offer for) 15% or more of our common stock.

    Our amended and restated certificate of incorporation provides that if the approval of our stockholders is required for the adoption of any agreement for our merger or consolidation with another corporation or for the sale, lease, transfer or exchange of all or substantially all of our assets, then the affirmative vote of holders of 60% of our outstanding shares is required to approve such action.

    Our amended and restated certificate of incorporation provides that the number of our directors will be fixed from time to time by resolution of our Board of Directors at no less than five and no more than nineteen. Any director may be removed with or without cause at any time by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of our common stock at a special meeting of our stockholders called for that purpose. The resulting vacancies may be filled at that same meeting by an affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at such meeting. Vacancies in our Board of Directors may be filed by the vote of a majority of our directors then in office, even if they do not constitute a quorum of our Board of Directors.

    The Delaware General Corporate Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of at least 66 2/3% of our outstanding shares to amend or repeal certain of its provisions. A vote of at least two-thirds of our outstanding shares is required to amend or repeal our amended and restated by-laws. This vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. The amended and restated by-laws may also be amended or repealed by a two-thirds vote of our Board of Directors.

TERMINATION OF CERTAIN VOTING ARRANGEMENTS WITH MANAGEMENT

    An agreement among certain of our stockholders, dated as of February 16, 1994, which we refer to as the "HSI Agreement," provides that until the earliest of January 1, 2004, the first date on which Marvin H. Schein and his family group no longer beneficially own at least 25% of our outstanding shares that they owned immediately prior to our initial public offering, or the date on which certain changes in our management occur, Stanley M. Bergman our Chairman, Chief Executive Officer and President, has the right to designate the nominees for election to our Board of Directors. If Marvin H. Schein does not approve such nominees, however, Mr. Bergman and Mr. Schein each select that number of nominees (of which one must be an independent nominee, as defined in the HSI Agreement), equal to one-half of the entire Board of Directors, rounded down to the nearest whole number, and the remaining nominee (if there is an odd number of directors) will be elected by the two independent nominees. The parties to the HSI Agreement are required to vote for all such nominees. If any director previously nominated pursuant to the HSI Agreement ceases to hold office, the individual who nominated such director shall have the right to nominate his or her successor.

    Pursuant to the HSI Agreement, Mr. Bergman and Mr. Schein shared the right to designate the Board's nominees for election as directors and to vote, as of June 14, 2001, 5,239,478 shares, or approximately 12.4%, of our outstanding common stock for these nominees. As a result of the sale of the offered shares by the selling stockholders, Marvin H. Schein and his family group will no longer beneficially own 25% or more of the shares of common stock that they owned immediately prior to our initial public offering, and these voting arrangements will terminate. Consequently, Mr. Bergman's right to designate nominees for election to our Board of Directors will terminate, and he will have the sole or shared right to vote only 777,998 shares, or approximately 1.8%, of our outstanding common stock.

                                  UNDERWRITING

    Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, Lehman Brothers Inc., William Blair & Company, L.L.C., Goldman, Sachs & Co., UBS Warburg LLC, and Tucker Anthony Incorporated have agreed to purchase from the selling stockholders the respective number of shares of common stock shown opposite its name below:

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Lehman Brothers Inc.........................................
William Blair & Company, L.L.C..............................
Goldman, Sachs & Co.........................................
UBS Warburg LLC.............................................
Tucker Anthony Incorporated.................................
                                                                 ---------
    Total...................................................     3,403,124
                                                                 =========

    The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

    - the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

    - the representations and warranties made by us and the selling stockholders to the underwriters are true;

    - there is no material change in the financial markets; and

    - we deliver customary closing documents to the underwriters.

    The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to selected dealers, at such public
offering price less a selling concession not in excess of $         per share.
The underwriters may allow, and the selected dealers may reallow, a concession
not in excess of $           per share to brokers and dealers. After the
offering, the underwriters may change the offering price and other selling terms.

    The following table summarizes the underwriting discounts and commissions the selling stockholders will pay. The underwriting discounts and commissions are equal to the public offering price per share less the amount paid to the selling stockholders per share. The underwriting discounts and commissions are equal to % of the public offering price.

                                                                    TOTAL
                                                       -------------------------------
                                                          WITHOUT            WITH
                                           PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                           ---------   --------------   --------------
Underwriting discounts and commissions to
  be paid by the selling stockholders....   $              $                $

    We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions and fees and expenses of counsel to the selling stockholders, will be approximately $500,000. We have agreed to pay such fees and expenses.

    The selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 510,469 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, the underwriters will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriters' initial commitment as indicated in the preceding table, and the selling stockholders will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

    We and the selling stockholders have severally agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and the selling stockholders have agreed to indemnify the underwriters against liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make for these liabilities.

    Our company, directors, named executive officers and the selling stockholders have agreed, for a period of 90 days from completion of this offering, not to directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for any such shares of common stock or enter into any derivative transaction with similar effect as a sale of common stock, without the prior written consent of Lehman Brothers Inc. The restrictions described in this paragraph do not apply to the sale of common stock to the underwriters.

    This prospectus is not, and under no circumstances is to be construed as an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offering or sale is made.

    Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

    The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

    - Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchase of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    - These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

    In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 or Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

    A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

    Other than the prospectus in electronic format, the information on the underwriters' or any selling group member's web site and any information contained in any other web site maintained by any of the underwriters or any selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

                                    EXPERTS

    The consolidated financial statements and schedule included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2000, which are incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference and are incorporated herein in reliance upon the reports given the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered by this prospectus will be passed upon for us by Proskauer Rose LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Clifford Chance Rogers & Wells LLP, New York, New York.

                                3,403,124 Shares

                               HENRY SCHEIN, INC.

                                  Common Stock

                                 --------------
                                   PROSPECTUS
                                 June   , 2001
                             ---------------------

                            LEAD BOOKRUNNING MANAGER

                                LEHMAN BROTHERS

                              JOINT LEAD MANAGERS

                            WILLIAM BLAIR & COMPANY

                              GOLDMAN, SACHS & CO.

                                  CO-MANAGERS

                                  UBS WARBURG

                              TUCKER ANTHONY SUTRO
                                CAPITAL MARKETS

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The expenses in connection with the distribution of the securities being registered hereunder (all of which are already outstanding) are:

Securities and Exchange Commission registration fee.........  $ 31,750
Accounting fees and expenses................................  $ 25,000
Legal fees and expenses (other than Blue Sky fees and
  expenses).................................................  $300,000
Printing fees...............................................  $120,000
Miscellaneous...............................................  $ 23,250
                                                              --------
Total.......................................................  $500,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article TENTH of Henry Schein's amended and restated certificate of incorporation provides that Henry Schein shall indemnify and hold harmless, to the fullest extent authorized by the Delaware General Corporation Law, its officers and directors against all expenses, liability and loss actually and reasonably incurred in connection with any civil, criminal, administrative or investigative action, suit or proceeding. The amended and restated certificate of incorporation also extends indemnification to those serving at the request of Henry Schein as directors, officers, employees or agents of other enterprises.

    In addition, Article NINTH of Henry Schein's amended and restated certificate of incorporation, as amended, provides that no director shall be personally liable for any breach of fiduciary duty. Article NINTH does not eliminate a director's liability (i) for a breach of his or her duty of loyalty to Henry Schein or its stockholders, (ii) under Section 174 of the Delaware General Corporation Law for unlawful declarations of dividends or unlawful stock purchases or redemptions, (iii) for acts or omissions of intentional misconduct, or (iv) for any transactions from which the director derived an improper personal benefit.

    Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

    Henry Schein has entered into agreements with its directors and executive officers under which Henry Schein is contractually obligated to provide indemnification and the advancement of expenses to such individuals except to the extent, in substance, that it is determined, in accordance with the procedures set forth therein, that indemnification would not be authorized under the Delaware General Corporation Law.

    Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for liabilities arising under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS

    The exhibits required by Item 601 of Regulation S-K and filed herewith are listed on the Exhibit Index immediately preceding the exhibits. All schedules are omitted as the required information is presented in the financial statements or related notes incorporated by reference in the Prospectus or are not applicable.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i)To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melville, State of New York on June 21, 2001.

                                                       HENRY SCHEIN, INC.

                                                       By:  /s/ STANLEY M. BERGMAN
                                                            -----------------------------------------
                                                            Stanley M. Bergman
                                                            CHAIRMAN, CHIEF EXECUTIVE OFFICER AND
                                                            PRESIDENT

    KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below hereby constitutes and appoints Stanley M. Bergman, Steven Paladino and Mark Mlotek, and each of them acting alone without the others, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in any and all capacities (until revoked in writing), any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) and the Securities Act of 1933, to file the same with all exhibits thereto and all other documents in connection therewith with the Securities and Exchange Commission, granting to such attorney-in-fact and agent, and each of them acting alone without the others, full power and authority to do all such other acts and things requisite or necessary to be done, and to execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                                CAPACITY                     DATE
              ---------                                --------                     ----
/s/ STANLEY M. BERGMAN                  Chairman, Chief Executive Officer,      June 21, 2001
-------------------------------------     President and Director (principal
Stanley M. Bergman                        executive officer)

/s/ STEVEN PALADINO                     Executive Vice President, Chief         June 21, 2001
-------------------------------------     Financial Officer and Director
Steven Paladino                           (principal financial and accounting
                                          officer)

/s/ JAMES P. BRESLAWSKI                 Executive Vice President, President US  June 21, 2001
-------------------------------------     Dental and Director
James P. Breslawski

/s/ GERALD A. BENJAMIN                  Senior Vice President, Chief            June 21, 2001
-------------------------------------     Administrative Officer and Director
Gerald A. Benjamin

/s/ LEONARD A. DAVID                    Vice President--Human Resources,        June 21, 2001
-------------------------------------     Special Counsel and Director
Leonard A. David

              SIGNATURE                                CAPACITY                     DATE
              ---------                                --------                     ----
/s/ BARRY J. ALPERIN                                   Director                 June 21, 2001
-------------------------------------
Barry J. Alperin

/s/ PAMELA JOSEPH                                      Director                 June 21, 2001
-------------------------------------
Pamela Joseph

/s/ DONALD J. KABAT                                    Director                 June 21, 2001
-------------------------------------
Donald J. Kabat

/s/ MARK E. MLOTEK                      Senior Vice President--Corporate        June 21, 2001
-------------------------------------     Business Development Group and
Mark E. Mlotek                            Director

/s/ MARVIN H. SCHEIN                                   Director                 June 21, 2001
-------------------------------------
Marvin H. Schein

/s/ IRVING SHAFRAN                                     Director                 June 21, 2001
-------------------------------------
Irving Shafran

                                 EXHIBIT INDEX

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
   1.                   Form of Underwriting Agreement*

   3.1                  Form of Amended and Restated Articles of Incorporation
                        (incorporated by reference to Exhibit 3.1 to Henry Schein,
                        Inc.'s Registration Statement on Form S-4, Reg. No.
                        33-30615)

   3.2                  Amendments dated November 12, 1997 to Amended and Restated
                        Articles of Incorporation (incorporated by reference to Exhibit 3.3 to Henry Schein, Inc.'s Annual Report on From
                        10-K for the fiscal year ended December 27, 1997)

   3.3                  Amendment dated June 16, 1998 to Amended and Restated
                        Articles of Incorporation (incorporated by reference to Exhibit 3.3 to Henry Schein, Inc.'s Registration on Form
                        S-3, Reg. No. 333-59793)

   3.4 Form of Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to Henry Schein, Inc.'s
                        Registration Statement on Form S-4, Reg. No. 33-30615)

   3.5                  Amendments to Amended and Restated By-laws adopted July 15,
                        1997 (incorporated by reference to Exhibit 3.5 to Henry
                        Schein, Inc.'s Registration Statement on Form S-4, Reg. No.
                        333-36081)

   5.                   Opinion of Proskauer Rose LLP regarding legality*

  23.1                  Consent of BDO Seidman, LLP

  23.2                  Consent of Proskauer Rose LLP (included in Exhibit 5)*

  24.1                  Powers of Attorney (included as part of the signature pages on page II-4 of the Registration Statement)

------------------------

*   To be filed by amendment.